
Sanderson
Farms

Annual Report to Shareholders 2012


13000278


Received SEC
JAN 1 8 2013
Washington, DC 20549

TRADITIONAL VALUES
FORWARD FOCUS

SANDERSON FARMS HAS A PROUD HERITAGE AND HAS ENJOYED A LONG HISTORY OF OPERATIONAL EXCELLENCE THROUGH OVER 65 YEARS IN BUSINESS.


Sanderson
Farms





Sanderson Farms, Inc. is engaged in the production, processing, marketing and distribution of fresh, frozen, further processed and partially cooked chicken. The Company sells its fresh chicken products primarily under the *Sanderson Farms®* brand name to retailers, distributors and casual dining operators located principally in the southeastern, northeastern and western United States. Through its foods division, the Company also sells, under the *Sanderson Farms®* name, further processed and partially cooked chicken to distributors and food service establishments.

The common shares of Sanderson Farms, Inc. are traded on the NASDAQ Global Select Market under the symbol SAFM.

FINANCIAL HIGHLIGHTS

	OCTOBER 31,	
	2012	2011
(In thousands, except per share data)		
THE FISCAL YEAR		
Net sales	$ 2,386,105	$ 1,978,085
Net income (loss)	$ 53,944	$ (127,077)
Basic earnings (loss) per share	$ 2.35	$ (5.74)
Diluted earnings (loss) per share	$ 2.35	$ (5.74)
Dividends per share	$ 0.68	$ 0.68
AT FISCAL YEAR-END		
Working capital	$ 262,193	$ 324,296
Total assets	$ 896,453	$ 948,521
Long-term debt, less current maturities	$ 151,212	$ 273,670
Stockholders' equity	$ 550,075	$ 506,900

Net Sales
(millions)


2,500
2,000
1,500
1,000
500
08
09
10
11
12

Stockholders' Equity
(millions)


700
600
500
400
300
200
100
08
09
10
11
12

Pounds Processed
(millions)


3,000
2,500
2,000
1,500
1,000
500
08
09
10
11
12

Note: The forward looking statements warning that appears in our Annual Report on Form 10-K under Item 7, "Cautionary statements regarding risks and uncertainties that may affect future performance" also applies to forward looking statements made in this annual report.

LETTER TO SHAREHOLDERS:

Fiscal 2012 marked another challenging year for Sanderson Farms and the poultry industry. While our financial and operating results reflect record production and sales, a significant reduction of outstanding debt, and a return to profitability, the prevailing economic environment continues to present challenges for our Company and our industry. That said, we are proud of the way our Company responded to the challenges we faced in fiscal 2012. We continued to position Sanderson Farms for the future, without losing sight of our traditional values. These same values have inspired our growth and success through 65 years in business, and have allowed us to earn the trust of our customers, our independent contract poultry producers, our vendors, our employees and the communities we serve. Regardless of market conditions and the cycles that characterize our industry, Sanderson Farms has continued to move forward with a focus on remaining true to who we are and on our ultimate responsibility to build value for our shareholders.




WE ARE PROUD OF THE WAY OUR
COMPANY RESPONDED TO THE CHALLENGES
WE FACED.
Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer

Over the past year, our revenues reached a new record of $2.4 billion, a 20.6 percent increase compared with the previous record set in fiscal 2011 of just under $2.0 billion. This revenue growth was driven by improved market prices for our poultry products, higher volumes as a result of moving our new Kinston, North Carolina, plant to near full production and steady consumer demand for our products at the retail grocery store level. Reflecting improved poultry market conditions, we reported net income of $53.9 million, or $2.35 per share, after recording a loss in the previous year. We believe these results demonstrate the strength of our business model and the Sanderson Farms brand.

We were able to benefit from more favorable market prices in fiscal 2012. For the year, the Georgia dock price was up 7.3 percent compared with fiscal 2011. The Georgia Dock price is a reliable indicator of the supply and demand dynamics for products sold to retail grocery stores, which has been relatively steady through most of the past three fiscal years. While the market for boneless breast meat remained relatively soft through the year, market prices still improved by 9.1 percent compared with fiscal 2011. The softness in the boneless breast meat market reflects the continued weak demand for almost all protein consumed away from home, as restaurant traffic has been affected by persistently high national unemployment rates and general consumer concerns. This trend affected demand for white meat from all of our food service customers, including both our casual dining customers and our food service distributors.

Jumbo wings were a bright spot in the chicken product mix throughout the past year with the strongest price improvement over fiscal 2011. For the year, jumbo wing prices were higher by 81.2 percent. Bulk leg quarter prices were also stronger and increased approximately 16.7 percent during fiscal 2012. Despite several challenges during the year, including the threat of punitive tariffs on United States chicken exports to Mexico and the continuing tariffs on our products sold to China, export demand remained relatively strong during fiscal 2012, as reflected in better dark meat prices. Overall, poultry exports for calendar 2012 were up approximately 10 percent through October compared with last year.

Prices paid for corn and soybean meal, the Company's primary feed ingredients, increased during the year, with a very steep increase in the fourth quarter. Overall, we paid $50.6 million more for feed grain in fiscal 2012 compared with fiscal 2011. For the year, total feed costs in broilers processed were 1.4 percent higher than fiscal 2011 levels. Our average sales price for poultry products during fiscal 2012 was 16.2 percent higher than a year ago. While this increase was offset slightly by the increase in our feed costs, we still realized a significant improvement in our operating margins this fiscal year compared with last year.

While market conditions improved in fiscal 2012 compared with the prior year, the Company and our industry experienced a much more challenging environment at the end of the fiscal year and we expect this trend to continue into fiscal 2013. As we write this letter, market prices for grain have come off

Our long history of excellence is a testament to the strength of our experienced management team. We are committed to extending this legacy forward with an exceptional team of young managers working throughout our operations. Each year we meet with these key managers to review all aspects of our operations and identify ways to improve the way we do business.

Lampkin Butts has been with Sanderson Farms for over 39 years and shares his experience in a planning session with a group of employees and managers from various Sanderson Farms locations.




WE BELIEVE OUR 65 YEARS OF SUCCESS AS AN
INDUSTRY LEADER ARE FIRMLY SUPPORTED
BY THE VALUES AND PRINCIPLED LEADERSHIP
OF OUR FOUNDERS.

Lampkin Butts
President and Chief Operating Officer

their record highs reached in August, as summer drought conditions across much of the country caused prices to escalate and created considerable uncertainty regarding the national corn and soybean crops, but they remain well above historical levels. In light of these costs, beginning in early August, we reduced our egg sets by two percent across all Company divisions to lessen the expected impact of higher grain costs. This reduction was in addition to a four percent reduction implemented at the beginning of calendar 2012, and we will continue to run our plants at six percent below capacity in fiscal 2013, or until market conditions improve.

In spite of these reductions, both our live production division and our processing plants performed well in our industry in terms of volume and operating efficiencies. We processed a record 2.9 billion pounds of dressed poultry in fiscal 2012 compared with 2.8 billion pounds during fiscal 2011. As a result, Sanderson Farms finished the year as the third largest poultry producer in the United States. During the year, we continued to gradually increase production at our newest plant in Kinston, North Carolina, and we reached near full capacity in the spring. While fluctuating market conditions are the norm in our industry, we remain confident in the long term success of Sanderson Farms and our industry. As such, we will continue to pursue our growth strategy, and believe we have an obligation to our shareholders to continue to add earnings capacity and earnings per share growth. Toward that end, we announced in August 2012 the selection of a site for a new poultry complex to be located in Nash County, North Carolina, subject to various contingencies. However, following a period of deliberation, we reached a decision with local government officials not to proceed with our plans to locate in Nash County as a result of various timing issues. We will continue to evaluate and pursue alternative locations that will enable us to continue our pattern of steady growth as market conditions allow. Indeed, our decision not to proceed in Nash County will affect the location of the next Sanderson Farms complex, but not its timing.

During fiscal 2012, we began a more deliberate process of training the next generation of leaders for Sanderson Farms. That process included a significant expansion of our management training program, quarterly leadership meetings attended by our top managers, and a mentoring program that paired young managers with more seasoned employees to educate the next generation of leaders within our Company on our history, our values and our expectations. We believe our 65 years of success as an industry leader are firmly supported by the values and principled leadership of our founders, and we are committed to passing those principles down as a legacy to our next generation of leaders.


THE SANDERSON FARMS® BRAND
REPRESENTS THE FRESHEST, HIGH QUALITY,
100% NATURAL CHICKEN IN THE MARKET, BACKED
BY EXCEPTIONAL CUSTOMER SUPPORT AND SERVICE.

WE WILL CONTINUE TO SUPPORT OUR BRAND WITH A COMMITMENT TO EXCELLENCE IN EVERY ASPECT OF OUR OPERATIONS.




Joann

Our proven brand name stands for the finest chicken on the market, backed by an unrelenting focus on superior product quality. We have an exceptional team working behind the scenes in the Sanderson Farms test kitchen to create a wide variety of healthy and delicious chicken recipes for today's busy families. These recipes, including those for the products featured in this annual report, may be found on our corporate web site at www.sandersonfarms.com.



WE HAVE ACHIEVED A FAVORABLE PRODUCT MIX THAT MEETS THE CURRENT DEMANDS IN THE MARKET.

As we look forward to fiscal 2013, we believe fundamental principles of economics will work to balance supply and demand of chicken products, and that producers will, over time, earn sufficient revenue to offset the expected higher grain costs. While we believe retail grocery demand will remain steady, we do not expect food service demand to rebound until more Americans begin returning to the workplace in large numbers and gain confidence that overall macroeconomic conditions are improving.

Despite the headwinds we have faced this year, and those ahead of us, we are optimistic about the opportunities for Sanderson Farms. Our balance sheet is strong, we have significantly reduced our debt, and we are well positioned to execute our growth strategy. The Sanderson Farms® brand represents the freshest, high quality, 100% natural chicken in the market, backed by exceptional customer support and service. We have set a high standard for success in our industry and will continue to support our brand with a commitment to excellence in every aspect of our operations. We have achieved a favorable product mix that we believe meets the current demands in the market and we have a talented team in place across our operations to deliver these products. We have confidence in our young managers anxious to continue Sanderson Farms' leadership position in our industry. As market conditions allow, we intend to further demonstrate our optimism and confidence in the long term success of Sanderson Farms and our young managers with a considerable investment in a new poultry complex that will provide additional quality products for new customers, opportunities for our employees and, above all, value for our shareholders.

In closing, we acknowledge the accomplishments of Sanderson Farms in fiscal 2012. Regardless of market conditions, we have continued to focus on the aspects of our business that we can control and to deliver value for our customers. These feats, as always, are due to the talent of our employees, contract growers, management team and board of directors and we thank them for their dedication to Sanderson Farms and to the traditional values that define us. Our confidence in the future reflects this solid foundation and we believe we are well positioned to carry this legacy forward.

We also thank you, our shareholders, for another year of believing in Sanderson Farms and for the support your investment provides.



JOE F. SANDERSON, JR.
Chairman and Chief Executive Officer



LAMPKIN BUTTS
President and Chief Operating Officer



WE ARE PROUD OF OUR RECORD OF EXCELLENCE AND OUR STRONG COMPETITIVE POSITION.

We are fortunate to have a dedicated Board of Directors who support our strategy, and, at the same time, honor the traditional values that have guided Sanderson Farms through 65 years in business. Joe F. Sanderson, Jr. continues the legacy set forth in 1947 when the Sanderson brothers opened a farm supply business. While we have grown in size, we still adhere to the same hometown values – honesty, integrity and innovation – that have been with us since our humble beginnings. We are very proud of our heritage and are confident we have the vision and leadership to carry this legacy forward.





MESSAGE FROM THE CHIEF FINANCIAL OFFICER

Sanderson Farms' financial performance for fiscal 2012 reflects improved market conditions compared with the challenging issues we faced during the prior year. Although prevailing economic uncertainties continued to influence certain aspects of our business and grain costs remain well above historical levels, we returned to profitability and our operations performed well. We believe our success in this economic environment is due to our consistent ability to meet our primary objectives – achieve manageable growth with disciplined financial management.

We note that Sanderson Farms achieved another record top-line performance, reaching $2.4 billion in sales for fiscal 2012. Our cost of sales for the year increased 6.1 percent compared with fiscal 2011, primarily as a result of increased volume. Our average sales price for poultry products sold during fiscal 2012 was up 16.2 percent compared with fiscal 2011, and our average cost per pound increased 1.3 percent, reflecting slightly higher grain costs in fiscal 2012. For the year, feed grain costs comprised 53.5 percent of cost of goods sold, relatively unchanged compared with the prior year.

We also continued to strengthen our balance sheet and maintain a financial position that ranks among the strongest in our industry. We believe this is an important strategic advantage for Sanderson Farms, especially given the cyclical nature of our industry and an uncertain marketplace. As of October 31, 2012, our balance sheet reflected $896.5 million in assets, stockholders' equity of $550.1 million and net working capital of $262.2 million. Notably, we also made significant progress toward reducing our outstanding debt during fiscal 2012. At year-end, our total long-term debt was $150.2 million, compared with $273.7 million at the end of fiscal 2011. As a result, our total debt-to-capitalization ratio was 22.6 percent as of October 31, 2012. Our strong balance sheet provides the capacity to support our current operations and to continue to grow our business as market conditions allow.

For the year, we spent $49.2 million on capital improvements. We expect our capital expenditures for fiscal 2013 to be approximately $40.0 million, and to be funded by cash on hand, internally generated working capital, cash flows from operations and, as needed, liquidity provided by our revolving credit facility. The Company has a $500 million unsecured revolving line of credit, of which $380.7 million was available at October 31, 2012. Our depreciation and amortization during fiscal 2012 totaled $60.0 million, and we expect it to be approximately $59.6 million for fiscal 2013.

As we look to the year ahead, we are cautiously optimistic that the national economic recovery will begin to gain traction. At the same time, we see challenges ahead for our industry with expected higher grain costs. We also do not expect to see a meaningful improvement in demand from our food service customers until the national employment situation stabilizes and consumers begin to dine out again on a consistent basis. While we acknowledge these more immediate challenges, we will continue to manage Sanderson Farms for the long term. This strategy has historically served us well throughout the cycles that characterize our industry. With a strong financial position, we will execute this same strategy in fiscal 2013. As always, we recognize our primary responsibility as a public company is to create value for our shareholders.

Thank you for your continued support of Sanderson Farms.

Sincerely,

Mike Cockrell

Mike Cockrell
Treasurer and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended October 31, 2012**

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to**

Commission file number: 1-14977

SANDERSON FARMS, INC.
(Exact name of registrant as specified in its charter)

Mississippi (State or other jurisdiction of incorporation or organization)	**64-0615843** (IRS Employer Identification No.)
127 Flynt Road **Laurel, Mississippi** (Address of principal executive offices)	**39443** (Zip Code)

Registrant's telephone number, including area code: (601) 649-4030

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class:	Name of exchange on which registered:
Common stock, $1.00 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant computed by reference to the closing sales price of the common equity in The NASDAQ Stock Market on the last business day of the Registrant's most recently completed second fiscal quarter: $956,095,584.

Number of shares outstanding of the Registrant's common stock as of December 12, 2012: 22,968,832 shares of common stock, $1.00 per share par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement filed or to be filed in connection with its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

INTRODUCTORY NOTE

Definitions. This Annual Report on Form 10-K is filed by Sanderson Farms, Inc., a Mississippi corporation. Except where the context indicates otherwise, the terms "Registrant," "Company," "Sanderson Farms," "we," "us," or "our" refer to Sanderson Farms, Inc. and its subsidiaries and predecessor organizations. The use of these terms to refer to Sanderson Farms, Inc. and its subsidiaries collectively does not suggest that Sanderson Farms and its subsidiaries have abandoned their separate identities or the legal protections given to them as separate legal entities. "Fiscal year" means the fiscal year ended October 31, 2012, which is the year for which this Annual Report is filed.

Presentation and Dates of Information. Except for Item 4A herein, the Item numbers and letters appearing in this Annual Report correspond with those used in Securities and Exchange Commission Form 10-K (and, to the extent that it is incorporated into Form 10-K, those used in SEC Regulation S-K) as effective on the date hereof, which specifies the information required to be included in Annual Reports to the SEC. Item 4A ("Executive Officers of the Registrant") has been included by the Registrant in accordance with General Instruction G(3) of Form 10-K and Instruction 3 of Item 401(b) of Regulation S-K. The information contained in this Annual Report is, unless indicated to be given as of a specified date or for a specified period, given as of the date of this Report, which is December 18, 2012.

PART I

Item 1. Business

(a) GENERAL DEVELOPMENT OF THE REGISTRANT'S BUSINESS

The Registrant was incorporated in Mississippi in 1955, and is a fully-integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products. In addition, the Registrant is engaged in the processing, marketing and distribution of prepared chicken through its wholly-owned subsidiary, Sanderson Farms, Inc. (Foods Division).

The Registrant sells ice pack, chill pack, bulk pack and frozen chicken, in whole, cut-up and boneless form, primarily under the Sanderson Farms® brand name to retailers, distributors, and casual dining operators principally in the southeastern, southwestern, northeastern and western United States, and to customers who resell frozen chicken into export markets. During its fiscal year ended October 31, 2012 the Registrant processed 448 million chickens, or over 2.9 billion dressed pounds. According to 2012 industry statistics, the Registrant was the 3rd largest processor of dressed chickens in the United States based on estimated average weekly processing.

The Registrant's chicken operations presently encompass 8 hatcheries, 7 feed mills and 9 processing plants, which include the facilities at its new Kinston, North Carolina complex. The Registrant began manufacturing feed at the new North Carolina feed mill in November 2010 and began operations at the new hatchery during the last week of October 2010. The registrant started processing chickens at the Kinston complex in January 2011 and reached near full capacity during March 2012.

The Registrant has contracts with operators of approximately 617 grow-out farms that provide it with sufficient housing capacity for its current operations. The Registrant also has contracts with operators of 187 breeder farms.

The Company's prepared chicken product line includes approximately 75 institutional and consumer packaged partially cooked or marinated chicken items that it sells nationally and regionally, primarily to distributors and food service establishments. A majority of the prepared chicken items are made to the specifications of food service users.

Since the Registrant completed the initial public offering of its common stock in May 1987, the Registrant has significantly expanded its operations to increase production capacity, product lines and marketing flexibility. Through 1997, this expansion included the expansion of the Registrant's Hammond, Louisiana processing facility, the construction of new wastewater facilities at the Hammond, Louisiana and Collins and Hazlehurst, Mississippi processing facilities, the addition of second shifts at the Hammond, Louisiana, Laurel, Hazlehurst, and Collins, Mississippi processing facilities, expansion of freezer and production capacity at its prepared chicken facility in Flowood, Mississippi, the expansion of freezer capacity at its Laurel, Mississippi, Hammond, Louisiana and Collins, Mississippi processing facilities, the addition of deboning capabilities at all of the Registrant's poultry processing facilities, and the construction and start-up of its McComb, Mississippi and Bryan, Texas production and processing facilities, including a hatchery, a feed mill, a processing plant, and a wastewater treatment facility for each complex, and the expansion and renovation of the hatchery at its Hazlehurst, Mississippi production facilities.

In the fourth quarter of fiscal 2005, the Registrant began initial operations at a new poultry processing complex in southern Georgia. The complex consists of a feed mill, hatchery, processing plant and wastewater treatment facility. This plant has the capacity to process 1.25 million head of chickens per week.

On August 6, 2007, the Company began initial operations at a new poultry processing complex in Waco and McLennan County, Texas. The complex consists of a hatchery, processing plant and wastewater treatment facility. This complex shares a feed mill located in Robertson County, Texas with our Bryan, Texas complex. The plant has the capacity to process 1.25 million head of chickens per week.

In January 2011, the Company began initial operations at a new poultry processing complex in Kinston, North Carolina. The Kinston facilities comprise a state-of-the-art poultry complex consisting of a hatchery, feed mill, processing plant, and waste water facility with the capacity to process 1.25 million chickens per week for the retail chill pack market. The facility reached near full capacity during March 2012.

On March 29, 2010, the Company announced intentions to construct a potential second new poultry complex in North Carolina, subject to various contingencies including, among others, obtaining an acceptable economic incentive package from the state and local governments. On August 28, 2012, the Company announced the selection of Nash County, North Carolina, as the site of the new complex, subject to various contingencies. On November 13, 2012, The Company announced that Nash County, North Carolina, will not be the site of the new complex due to various timing issues, but that alternative sites were under consideration. Construction of the new complex remains on hold until a new site can be selected and pending improvements in market fundamentals, including the global supply and price of corn and other feed grains. Before the complex can open we will need to identify a site, obtain permits, enter into construction contracts and complete construction. See "The construction and potential benefits of our new facilities are subject to risks and uncertainties" in the Risk Factors Section of this Annual Report.

The Company changed its marketing strategy in 1997 to move away from the small bird markets serving primarily the fast food industry to concentrate its production in the retail and big bird deboning markets serving the retail grocery and food service industries. This market shift resulted in larger average bird weights of the chickens processed by the Company, and substantially increased the number of pounds processed by the Company. In addition, the Registrant continually evaluates internal and external expansion opportunities to continue its growth in poultry and/or related food products.

Capital expenditures for fiscal 2012 were funded by cash on hand at November 1, 2011, and cash provided by operations during fiscal 2012. The Company also has available to it a $500.0 million revolving credit facility. On October 4, 2012, the Company and the lenders amended the revolving credit facility. The amendment sets the annual capital expenditure limitation at $55.0 million for fiscal years 2012, 2013, 2014, and 2015, plus, for each year, up to $10.0 million permitted to be spent in the preceding fiscal year but not actually spent therein. The capital expenditure limitation for fiscal 2012, with the permitted carry over, was $65.0 million. The amendment also permits the Company to spend up to $125.0 million each in capital expenditures on the construction of two new poultry complexes, which expenditures are in addition to the annual limits. Under the facility, the Company may not exceed a maximum debt to total capitalization ratio of 55% from the date of the agreement through October 30, 2014, and 50% thereafter. The Company has a one-time right, at any time during the life of the agreement, to increase the maximum debt to total capitalization ratio then in effect by 5% in connection with the construction of either of two new poultry complexes at locations to be determined by the Company, but within the United States, for the four fiscal quarters beginning on the first day of the fiscal quarter during which the Company gives written notice of its intent to exercise this right. The Company did not exercise this right in fiscal 2012. The amendment also sets a minimum net worth requirement that at October 31, 2012, was $400.0 million. The total committed credit under the amended facility remains at $500.0 million. The credit remains unsecured and, unless extended, will expire on February 23, 2016.

(b) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Not applicable.

(c) NARRATIVE DESCRIPTION OF REGISTRANT'S BUSINESS

General

The Registrant is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and the preparation, processing, marketing and distribution of processed and prepared chicken items.

The Registrant sells chill pack, ice pack, bulk pack and frozen chicken, in whole, cut-up and boneless form, primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators principally in the southeastern, southwestern, northeastern and western United States. During its fiscal year ended October 31, 2012, the Registrant processed approximately 448 million chickens, or over 2.9 billion dressed pounds. In addition, the Registrant purchased and further processed 4.8 million pounds of poultry products during fiscal 2012. According to 2012 industry statistics, the Registrant was the 3RD largest processor of dressed chicken in the United States based on estimated average weekly processing.

The Registrant conducts its chicken operations through Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division), both of which are wholly-owned subsidiaries of Sanderson Farms, Inc. The production subsidiary, Sanderson Farms, Inc. (Production Division), which has facilities in Laurel, Collins, Hazlehurst and McComb, Mississippi; Bryan, Waco, and Robertson County, Texas; Adel, Georgia and Kinston, North Carolina, is engaged in the production of chickens to the broiler stage. Sanderson Farms, Inc. (Processing Division), which has facilities in Laurel, Collins, Hazlehurst and McComb, Mississippi; Hammond, Louisiana; Bryan and Waco, Texas; Moultrie, Georgia and Kinston, North Carolina, is engaged in the processing, sale and distribution of chickens.

The Registrant conducts its prepared chicken business through its wholly-owned subsidiary, Sanderson Farms, Inc. (Foods Division), which has a facility in Flowood, Mississippi. The Foods Division is engaged in the processing, marketing and distribution of approximately 75 prepared chicken items, which it sells nationally and regionally, principally to distributors and national food service accounts.

Products

The Registrant has the ability to produce a wide range of processed chicken products and prepared chicken items.

Processed chicken is first saleable as an ice packed, whole chicken. The Registrant adds value to its ice packed, whole chickens by removing the giblets, weighing, packaging and labeling the product to specific customer requirements and cutting and deboning the product based on customer specifications. The additional processing steps of giblet removal, close tolerance weighing and cutting increase the value of the product to the customer over whole, ice packed chickens by reducing customer handling and cutting labor and capital costs, reducing the shrinkage associated with cutting, and ensuring consistently sized portions.

The Registrant adds additional value to the processed chicken by deep chilling and packaging whole chickens in bags or combinations of fresh chicken parts, including boneless product, in various sized, individual trays under the Registrant's brand name, which then may be weighed and pre-priced, based on each customer's needs. This chill pack process increases the value of the product by extending shelf life, reducing customer weighing and packaging labor, and providing the customer with a wide variety of products with uniform, well designed packaging, all of which enhance the customer's ability to merchandise chicken products.

To satisfy some customers' merchandising needs, the Registrant freezes the chicken product, which adds value by meeting the customers' handling, storage, distribution and marketing needs and by permitting shipment of product overseas where transportation time may be as long as 25 days.

The following table sets forth, for the periods indicated, the contribution, as a percentage of net sales dollars, of each of the Registrant's major product lines.

	Fiscal Year Ended October 31,				
	2008	2009	2010	2011	2012
Registrant processed chicken:					
Value added:					
Chill pack	31.2%	31.1%	28.5%	32.5%	33.1%
Fresh bulk pack	46.1	50.3	54.5	48.5	49.0
Frozen	13.7	10.1	9.8	12.4	13.1
Subtotal	91.0	91.5	92.8	93.4	95.2
Non-value added:					
Ice pack	.7	.8	.8	1.2	1.2
Frozen	.0	.0	.0	.0	.0
Subtotal	.7	.8	.8	1.2	1.2
Total Company processed chicken	91.7	92.3	93.6	94.6	96.4
Prepared chicken	8.3	7.7	6.4	5.4	3.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Market Segments and Pricing

The three largest market segments in the chicken industry are big bird deboning, chill pack and small birds.

The following table sets forth, for each of the Company's poultry processing plants, the general market segment in which the plant participates, the weekly capacity of each plant at full capacity expressed in number of head processed, and the average industry size of birds processed in the relevant market segment.

Plant Location	Market Segment	Capacity Per Week	Industry Bird Size
Laurel, Mississippi	Big Bird Deboning	625,000	8.14
Hazlehurst, Mississippi	Big Bird Deboning	625,000	8.14
Hammond, Louisiana	Big Bird Deboning	625,000	8.14
McComb, Mississippi	Chill Pack Retail	1,250,000	6.11
Bryan, Texas	Chill Pack Retail	1,250,000	6.11
Collins, Mississippi	Big Bird Deboning	1,250,000	8.14
Moultrie, Georgia	Chill Pack Retail	1,250,000	6.11
Waco, Texas	Big Bird Deboning	1,250,000	8.14
Kinston, North Carolina	Chill Pack Retail	1,250,000	6.11

The Company's Kinston, North Carolina facility, which began initial operations in January 2011 will, at full capacity, process 1.25 million head of chill pack chickens per week. The Kinston, North Carolina facility reached near full capacity during March 2012.

Those plants that target the big bird deboning market grow a relatively large bird. The dark meat from these birds is sold primarily as frozen leg quarters in the export market or as fresh whole legs to further processors. This dark meat is sold primarily at spot commodity prices, which prices exhibit fluctuations typical of commodity markets. The white meat produced by these plants is generally sold as fresh deboned breast meat, chicken tenders and whole or cut wings, and is likewise sold at spot commodity market prices for wings, tenders and boneless breast meat. As of October 31, 2012, the Company had the capacity to process 4.375 million head per week in its big bird deboning plants, and its results are materially impacted by fluctuations in the commodity market prices for leg quarters, boneless breast meat, chicken tenders and wings.

The Urner Barry spot market price for leg quarters, boneless breast meat, chicken tenders and whole wings for the past five calendar years is set forth below:


UB Chicken, MW Leg Quarters, (bulk)
Truckload prices delivered warehouse based on current negotiation (Deliveries 1-7 days)
0.55
0.50
0.45
0.40
0.35
0.30
0.25
J F M A M J J A S O N D
Monthly - (Quote $/lb delivered)
Year 2012
Year 2011
Year 2010
Year 2009
Year 2008
Copyright © 2012 Urner Barry. All rights reserved.


UB Chicken, MW Jumbo Boneless/Skinless Breasts Tender Out (6.5 l
Truckload prices delivered warehouse based on current negotiation (Deliveries 1-7 days)
1.80
1.60
1.40
1.20
1.00
J F M A M J J A S O N D
Monthly - (Quote $/lb delivered)
Year 2012
Year 2011
Year 2010
Year 2009
Year 2008


UB Chicken, MW Fresh Line Run Breasts Tenders Clipped
Truckload prices delivered warehouse based on current negotiation (Deliveries 1-7 days)
2.00
1.80
1.60
1.40
1.20
1.00
J F M A M J J A S O N D
Monthly - (Quote $/lb delivered)
Year 2012 Year 2011 Year 2010 Year 2009 Year 2008


UB Chicken, MW Wings
Truckload prices delivered warehouse based on current negotiation (Deliveries 1-7 days)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
J F M A M J J A S O N D
Monthly - (Quote $/lb delivered)
Year 2012 Year 2011 Year 2010 Year 2009 Year 2008

Those plants that target the chill pack retail grocery market grow a medium sized bird and cut and package the product in various sized individual trays to customers' specifications. The trays are weighed and pre-priced primarily for customers to resell through retail grocery outlets. While the Company sells some of its chill pack product under store brand names, most of its chill pack production is sold under the Company's Sanderson Farms® brand name. The Company has long term contracts (one to three years) with most of its chill pack customers, and the pricing of this product is based on a formula that uses the Georgia Dock whole bird price as its base. The Georgia Dock whole bird price is published each week by the Georgia Department of Agriculture and is based on its survey of prices and market conditions during the preceding week. As of October 31, 2012, the Company had the capacity to process 5.0 million head per week at its chill pack plants, and its results are materially impacted by fluctuations in the Georgia Dock price.

The Georgia Dock price for whole birds as published by the Georgia Department of Agriculture for the last five calendar years is set forth below:


Georgia Dock Final Price
1.00
0.95
0.90
0.85
0.80
0.75
J F M A M J J A S O N D
Monthly - (Quote $/lb)
Year 2012
Year 2011
Year 2010
Year 2009
Year 2008
Copyright © 2012 Urner Barry. All rights reserved.

Those companies with plants dedicated to the small bird market grow and process a relatively small chicken and market the finished product primarily to fast food and food service companies at negotiated flat prices, cost plus formulas or spot market prices. Based on benchmarking services used by the industry, this market segment has been the least profitable of the three primary market segments over most of the last ten years. The Company has no product dedicated to the small bird market.

Sales and Marketing

The Registrant's chicken products are sold primarily to retailers (including national and regional supermarket chains and local supermarkets) and distributors located principally in the southeastern, southwestern, northeastern and western United States. The Registrant also sells its chicken products to casual dining operators and to United States based customers who resell the products outside of the continental United States. This wide range of customers, together with the Registrant's product mix, provides the Registrant with flexibility in responding to changing market conditions in its effort to maximize profits. This flexibility also assists the Registrant in its efforts to reduce its exposure to market volatility, although its ability to do so is limited.

Sales and distribution of the Registrant's chicken products are conducted primarily by sales personnel at the Registrant's general corporate offices in Laurel, Mississippi, by customer service representatives at each of its processing complexes and one prepared chicken plant and through independent food brokers. Each complex has individual on-site distribution centers and uses the Registrant's truck fleet, as well as contract carriers, for distribution of its products.

Generally, the Registrant prices much of its chicken products based upon weekly and daily market prices reported by the Georgia Department of Agriculture and by private firms. Consistent with the industry, the Registrant's profitability is impacted by such market prices, which may fluctuate substantially and exhibit cyclical and seasonal characteristics. The Registrant will adjust base prices depending upon value added, volume, product mix and other factors. While base prices may change weekly and daily, the Registrant's adjustments are generally negotiated from time to time with the Registrant's customers. The Registrant's sales are generally made on an as-ordered basis, and the Registrant maintains few long-term sales contracts with its non-chill pack customers.

From time to time, the Registrant may use television, radio and newspaper advertising, point of purchase material and other marketing techniques to develop consumer awareness of and brand recognition for its Sanderson Farms® products. The Registrant has achieved a high level of public awareness and acceptance of its products in its core markets. Brand awareness is an important element of the Registrant's marketing philosophy, and it intends to continue brand name merchandising of its products. During calendar 2004, the Company launched an advertising campaign designed to distinguish the Company's fresh chicken products from competitors' products. The campaign noted that the Company's product is a natural product free from salt, water and other additives that some competitors inject into their fresh chicken.

The Registrant's prepared chicken items are sold nationally and regionally, primarily to distributors and national food service accounts. Sales of such products are handled by sales personnel of the Registrant and by independent food brokers. Prepared chicken items are distributed from the Registrant's plant in Flowood, Mississippi, through arrangements with contract carriers.

Production and Facilities

General. The Registrant is a vertically-integrated producer of fresh and frozen chicken products, controlling the production of hatching eggs, hatching, feed manufacturing, growing, processing and packaging of its product lines.

Breeding and Hatching. The Registrant maintains its own breeder flocks for the production of hatching eggs. The Registrant's breeder flocks are acquired as one-day old chicks (known as pullets or cockerels) from primary breeding companies that specialize in the production of genetically designed breeder stock. As of October 31, 2012, the Registrant maintained contracts with 49 independent contract pullet producers for the grow-out of pullets (growing the pullet to the point at which it is capable of egg production, which takes approximately six months). Thereafter, the mature breeder flocks are transported by Registrant's vehicles to breeder farms that are maintained, as of October 31, 2012, by 138 independent contractors under the Registrant's supervision. Eggs produced by independent contract breeder producers are transported to Registrant's hatcheries in Registrant's vehicles.

The Registrant owns and operates eight hatcheries located in Mississippi, Texas, Georgia and North Carolina where eggs are incubated, vaccinated and hatched in a process requiring 21 days. The chicks are vaccinated against common poultry diseases and are transported by Registrant's vehicles to independent contract grow-out farms. As of October 31, 2012, the Registrant's hatcheries were capable of producing an aggregate of approximately 10.2 million chicks per week.

Grow-out. The Registrant places its chicks on the farms of 617 independent contract broiler producers, as of October 31, 2012, located in Mississippi, Texas, Georgia and North Carolina where broilers are grown to an age of approximately seven to nine weeks. The farms provide the Registrant with sufficient housing capacity for its operations, and are typically family-owned farms operated under contract with the Registrant. The farm owners provide facilities, utilities and labor; the Registrant supplies the day-old chicks, feed and veterinary and technical services. The farm owner is compensated pursuant to an incentive formula designed to promote production cost efficiency.

Historically, the Registrant has been able to accommodate expansion in grow-out facilities through additional contract arrangements with independent contract producers.

Feed Mills. An important factor in the grow-out of chickens is the rate at which chickens convert feed into body weight. The Registrant purchases the primary feed ingredients on the open market. Ingredients include corn and soybean meal, which historically have been the largest cost components of the Registrant's total feed costs. The quality and composition of the feed are critical to the conversion rate, and accordingly, the Registrant formulates and produces its own feed. As of October 31, 2012, the Registrant operated seven feed mills, four of which are located in Mississippi, one in Texas, one in Georgia and one in North Carolina. The Company's new feed mill in North Carolina began operations in November 2010. The Registrant's annual feed requirements for fiscal 2012 were approximately 3,564,000 tons, and it has the capacity to produce approximately 4,212,000 tons of finished feed annually under current configurations.

Feed grains are commodities subject to volatile price changes caused by weather, size of the harvest, transportation and storage costs, domestic and export demand and the agricultural and energy policies of the United States and foreign governments. On October 31, 2012, the Registrant had the capacity to store approximately 2,989,000 bushels of corn at its feed mills, which was sufficient to store all of its weekly requirements for corn. Generally, the Registrant purchases its corn and other feed ingredients at current prices from suppliers and, to a limited extent, directly from farmers. Feed grains are available from an adequate number of sources. Although the Registrant has not experienced, and does not anticipate problems in securing adequate supplies of feed grains, price fluctuations of feed grains have a direct and material effect upon the Registrant's profitability. Although the Registrant attempts to manage the risk of volatile price changes in grain markets by sometimes purchasing grain at current prices for future delivery, it cannot eliminate the potentially adverse effect of grain price increases.

Processing. Once broilers reach processing weight, they are transported to the Registrant's processing plants. These plants use modern, highly automated equipment to process and package the chickens. The Registrant's McComb, Mississippi processing plant operates two processing lines on a double shift basis and had the capacity to process approximately 1,250,000 chickens per week on October 31, 2012. The Registrant's Collins, Mississippi processing plant operates two processing lines on a double shift basis and had the capacity to process approximately 1,250,000 chickens per week on October 31, 2012. The Registrant's Bryan, Texas processing plant operates two processing lines on a double shift basis and had the capacity to process approximately 1,250,000 chickens per week on October 31, 2012. The Registrant's Laurel and Hazlehurst, Mississippi and Hammond, Louisiana processing plants operate on a double shift basis and collectively had the capacity to process approximately 1,875,000 chickens per week on October 31, 2012. The Registrant's Moultrie, Georgia processing plant operates two processing lines on a double shift basis and had the capacity to process approximately 1,250,000 chickens per week on October 31, 2012. The Registrant's Waco, Texas processing plant operates two processing lines on a double shift basis and had the capacity to process approximately 1,250,000 chickens per week on October 31, 2012. The Registrant's Kinston, North Carolina processing plant, which began initial operations in January 2011, operates two processing lines on a double shift basis and had the capacity to process approximately 1,250,000 chickens per week on October 31, 2012. At October 31, 2012, the Company's deboning facilities were operating on a double shifted basis and had the capacity to produce approximately 10.1 million pounds of big bird boneless breast product and 7.6 million pounds of chill pack boneless breast product each week.

Sanderson Farms, Inc. (Foods Division). The facilities of Sanderson Farms, Inc. (Foods Division) are located in Flowood, Mississippi in a plant with approximately 75,000 square feet of refrigerated manufacturing and storage space. The plant uses highly automated equipment to prepare, process and freeze food items.

Executive Offices; Other Facilities. The Registrant's laboratory and corporate offices are located on separate sites in Laurel, Mississippi. The office building houses the Company's corporate offices, meeting facilities and computer equipment and constitutes the corporate headquarters. As of October 31, 2012, the Registrant operated 11 automotive maintenance shops, which service approximately 824 Registrant over-the-road and farm vehicles. In addition, the Registrant has one child care facility located near its Collins, Mississippi processing plant, serving over 165 children on October 31, 2012.

Quality Control

The Registrant believes that quality control is important to its business and conducts quality control activities throughout all aspects of its operations. The Registrant believes these activities are beneficial to efficient production and in assuring its customers receive wholesome, high quality products.

From its company owned laboratory in Laurel, Mississippi, the Director of Technical Services supervises the operation of a modern, well-equipped laboratory which, among other things, monitors sanitation at the hatcheries, quality and purity of the Registrant's feed ingredients and feed, the health of the Registrant's breeder flocks and broilers, and conducts microbiological tests of live chickens, facilities and finished products. The Registrant conducts on-site quality control activities at each of the nine processing plants and the prepared chicken plant.

Regulation

The Registrant's facilities and operations are subject to regulation by various federal and state agencies, including, but not limited to, the Federal Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA"), the Environmental Protection Agency, the Occupational Safety and Health Administration and corresponding state agencies. The Registrant's chicken processing plants are subject to continuous on-site inspection by the USDA. The Sanderson Farms, Inc. (Foods Division) prepared chicken plant operates under the USDA's Total Quality Control Program, which is a strict self-inspection plan written in cooperation with and monitored by the USDA. The FDA inspects the production at the Registrant's feed mills.

Compliance with existing regulations has not had a material adverse effect upon the Registrant's earnings or competitive position in the past. Management believes that the Registrant is in substantial compliance with existing laws and regulations relating to the operation of its facilities and does not know of any major capital expenditures necessary to comply with such statutes and regulations.

The Registrant takes extensive precautions to ensure that its flocks are healthy and that its processing plants and other facilities operate in a healthy and environmentally sound manner. Events beyond the control of the Registrant, however, such as an outbreak of disease in its flocks or the adoption by governmental agencies of more stringent regulations, could materially and adversely affect its operations.

Competition

The Registrant is subject to significant competition from regional and national firms in all markets in which it competes. Some of the Registrant's competitors have greater financial and marketing resources than the Registrant.

The primary methods of competition are price, product quality, number of products offered, brand awareness and customer service. The Registrant has emphasized product quality and brand awareness through its advertising strategy. See "Business — Sales and Marketing". Although poultry is relatively inexpensive in comparison with other meats, the Registrant competes indirectly with the producers of other meats and fish, since changes in the relative prices of these foods may alter consumer buying patterns.

One customer accounted for more than 10% of the Registrant's consolidated sales for the years ended October 31, 2012, 2011 and 2010. Sales to that customer accounted for 13.0%, 10.6% and 12.0% of the Company's consolidated net sales in 2012, 2011 and 2010, respectively. The Company does not believe the loss of any single customer would have a material adverse effect on the Company because it could sell poultry earmarked for any single customer to alternative customers at market prices.

Sources of Supply

During fiscal 2012, the Registrant purchased its pullets and cockerels from a single major breeder. The Registrant has found the genetic breeds or cross breeds supplied by this company produce chickens most suitable to the Registrant's purposes. The Registrant has no written contracts with this breeder for the supply of breeder stock. Other sources of breeder stock are available, and the Registrant continually evaluates these sources of supply.

Should breeder stock from its present supplier not be available for any reason, the Registrant believes that it could obtain adequate breeder stock from other suppliers.

Other major raw materials used by the Registrant include feed grains and other feed ingredients, cooking ingredients and packaging materials. The Registrant purchases these materials from a number of vendors and believes that its sources of supply are adequate for its present needs. The Registrant does not anticipate any difficulty in obtaining these materials in the future.

Seasonality

The demand for the Registrant's chicken products generally is greatest during the spring and summer months and lowest during the winter months.

Trademarks

The Registrant has registered with the United States Patent and Trademark Office the trademark Sanderson Farms®, which it uses in connection with the distribution of its prepared chicken and premium grade chill pack products. The Registrant considers the protection of this trademark to be important to its marketing efforts due to consumer awareness of and loyalty to the Sanderson Farms® label. The Registrant also has registered with the United States Patent and Trademark Office seven other trademarks that are used in connection with the distribution of chicken and other products and for other competitive purposes.

The Registrant, over the years, has developed important non-public proprietary information regarding product related matters. While the Registrant has internal safeguards and procedures to protect the confidentiality of such information, it does not generally seek patent protection for its technology.

Employee and Labor Relations

As of October 31, 2012, the Registrant had 11,313 employees, including 1,271 salaried and 10,042 hourly employees. A collective bargaining agreement with the United Food and Commercial Workers International Union covering 479 hourly employees who work at the Registrant's processing plant in Hammond, Louisiana expires on November 30, 2013. This collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Hammond plant.

A collective bargaining agreement with the Laborers' International Union of North America, Professional Employees Local Union #693, AFL-CIO, covering 447 hourly employees who work at the Registrant's processing plant in Hazlehurst, Mississippi expires on December 31, 2014. The current collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Hazlehurst plant.

A collective bargaining agreement with the Laborers' International Union of North America, Professional Employees Local Union #693, AFL-CIO, covering 988 hourly employees who work at the Registrant's processing plant in Collins, Mississippi expires on January 10, 2013. The current collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Collins plant. Negotiations are ongoing to reach a new agreement with these employees.

The production, maintenance and clean-up employees at the Company's Bryan, Texas poultry processing facility are represented by the United Food and Commercial Workers Union Local #408, AFL-CIO. A collective bargaining agreement covering 1,317 employees expires on December 31, 2014. The collective bargaining agreement has a grievance procedure and no strike-no lockout clause that should assist in maintaining stable labor relations at the Bryan, Texas processing facility.

(d) FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

All of the Company's operations are domiciled in the United States. All of the Company's products sold in the Company's fiscal years 2012, 2011 and 2010 were produced in the United States and all long-lived assets of the Company are domiciled in the United States.

The Company sells certain of its products to customers who resell the product in foreign markets. These foreign markets are primarily Russia, Eastern Europe, China, Mexico and the Caribbean. These export sales for fiscal years 2012, 2011 and 2010 totaled approximately $318.7 million, $253.8 million and $191.4 million, respectively. The Company's export sales are facilitated through independent food brokers located in the United States and the Company's internal sales staff.

(e) AVAILABLE INFORMATION

Our address on the World Wide Web is http://www.sandersonfarms.com. The information on our web site is not a part of this document. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all amendments to those reports and the Company's corporate code of conduct are available, free of charge, through our web site as soon as reasonably practicable after they are filed with the SEC. Information concerning corporate governance matters is also available on the website.

Item 1A. Risk Factors

In addition to the other information set forth in this report, you should carefully consider the following factors, which could materially affect our business, financial condition or results of operations in future periods. The risks described below are not the only risks facing our Company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations in future periods.

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and chicken.

Profitability in the poultry industry is materially affected by the commodity prices of feed ingredients, chicken, and, to a lesser extent, alternative proteins. These prices are determined by supply and demand factors, and supply and demand factors in respect of feed ingredients and chicken may not correlate. For example, grain prices during 2011 were high, while prices for chicken products did not increase proportionally, and the Company lost money. During 2012, grain prices remained high, but market prices for chicken also increased, and the Company was profitable. As a result, the poultry industry is subject to wide fluctuations that are called cycles. Typically we do well when chicken prices are high and feed prices are low. We do less well, and sometimes have losses, when chicken prices are low and feed prices are high. It is very difficult to predict when these cycles will occur. All we can safely predict is that they do and will occur.

Various factors can affect the supply of corn and soybean meal, which are the primary ingredients of the feed we use. In particular, global weather patterns, including adverse weather conditions that may result from climate change, the global level of supply inventories and demand for feed ingredients, currency fluctuations and the agricultural and energy policies of the United States and foreign governments all affect the supply of feed ingredients. Weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry's and our ability to obtain feed ingredients, grow chickens or deliver products. For example, historic drought conditions in the Midwestern United States in 2012 have had, and are expected to continue to have, a significant adverse effect on the supply and price of feed grains. In recent years, demand for corn from ethanol producers has also resulted in sharply higher costs for corn and other grains.

Increases in the prices of feed ingredients will result in increases in raw material costs and operating costs. Because prices for our products are related to the commodity prices of chickens, which depend on the supply and demand dynamics of fresh chicken, we typically are not able to increase our product prices to offset these increased grain costs. We periodically enter into contracts to purchase feed ingredients at current prices for future delivery to manage our feed ingredient costs. This practice could reduce, but does not eliminate, the risk of increased operating costs from commodity price increases. In addition, if we are unsuccessful in our grain buying strategy, we could actually pay a higher cost for feed ingredients than we would if we purchased at current prices for current delivery.

Prepared chicken and poultry inventories, and inventories of feed, eggs, medication, packaging supplies and live chickens, are stated on our balance sheet at the lower of cost (first-in, first-out method) or market. Our cost of sales is calculated during a period by adding the value of our inventories at the beginning of the period to the cost of growing, processing and distributing products produced during the period and subtracting the value of our inventories at the end of the period. If the market prices of our inventories are below the accumulated cost of those inventories at the end of a period, we would record adjustments to write down the carrying value of the inventory from cost to market value. These write-downs would directly increase our cost of sales by the amount of the write-downs. This risk is greatest when the costs of feed ingredients are high and the market value for finished poultry products is declining.

For example, for the fiscal year ended October 31, 2011, we recorded a charge of $9 million to lower the value of live broiler inventories on hand at that date from cost to estimated market value because the estimated market price for the products to be produced from those live chickens when sold was estimated to be below the estimated cost to grow, process and distribute those chickens. The $9 million adjustment to inventory on October 31, 2011 effectively absorbed into fiscal 2011 a portion of the costs to grow, process and distribute chickens that we would have otherwise incurred in the first quarter of fiscal 2012, thereby benefitting fiscal 2012. Any similar adjustments that we make in the future could be material, and could materially adversely affect our financial condition and results of operations. The Company made no similar adjustment during fiscal 2012.

Outbreaks of avian disease, such as avian influenza, or the perception that outbreaks may occur, can significantly restrict our ability to conduct our operations.

We take reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. Nevertheless, events beyond our control, such as the outbreak of avian disease, even if it does not affect our flocks, could significantly restrict our ability to conduct our operations or our sales. An outbreak of disease could result in governmental restrictions on the import and export of fresh and frozen chicken, including our fresh and frozen chicken products, or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, reputation and prospects. In addition, world-wide fears about avian disease, such as avian influenza, have, in the past, depressed demand for fresh chicken, which adversely impacted our sales.

In previous years there has been substantial publicity regarding a highly pathogenic Asian strain of avian influenza, or AI, known as H5N1, which has affected Asia since 2002 and which has been found in Europe, the Middle East and Africa. It is widely believed that this strain of AI is spread by migratory birds, such as ducks and geese. There have also been some cases where this strain of AI is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although the highly pathogenic Asian strain of AI has not been identified in North America, there have been outbreaks of both low and high pathogenic strains of avian influenza in North America, including in the U.S. in 2002 and 2004 and in Mexico in 2005 and 2012. In addition, low pathogenic strains of the AI virus were detected in wild birds in the United States in 2006. Although these outbreaks have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with the highly pathogenic Asian strain, they have nevertheless impacted our sales. Accordingly, even if the Asian strain does not spread to North America, we cannot assure you that it will not materially adversely affect domestic or international demand for poultry produced in North America, and, if it were to spread to North America, we cannot assure you that it would not significantly affect our operations or the demand for our products, in each case in a manner having a material adverse effect on our business, reputation or prospects.

A decrease in demand for our products in the export markets could materially and adversely affect our results of operations.

Nearly all of our customers are based in the United States, but some of our customers resell poultry products in the export markets. Our chicken products are sold in Russia and other former Soviet countries, China and Mexico, among other countries. Approximately 13% of our gross sales in fiscal 2012 were to export markets, including $86.1 million to Russia, $65.5 million to Mexico and $51.0 million to China. Any disruption to the export markets, such as trade embargos, tariffs, import bans, duties or quotas could materially impact our sales or create an oversupply of chicken in the United States. This, in turn, could cause domestic poultry prices to decline. Any quotas or bans in the future could materially and adversely affect our sales and our results of operations.

On January 19, 2010, Russia banned imports of U.S. poultry, citing its concerns about the practice in the United States of treating poultry meat with chlorinated water during processing. On February 5, 2010, China announced that it would impose anti-dumping duties on U.S. chicken products beginning on February 13, 2010. The duty applicable to Sanderson Farms products was 64.5%. On April 28, 2010, China imposed countervailing duties on United States chicken products, raising the duty applicable to Sanderson Farms' products by 6.1% to 70.6%. The total duties were later lowered to 59.2%. Following the imposition of the Russian embargo and the Chinese duty, we and our customers who resell our frozen chicken product to Russia and China were able, for a period of time, to sell those products in alternative markets without a significant price disadvantage. However, our customers who resell or previously resold our frozen chicken products in China are now selling a portion of those products in China and paying the applicable duty. This lowers their return and the price they are willing to pay us, reducing our revenues and profits. We do not know whether or when China might lift the anti-dumping duties. A challenge to China's anti-dumping determination was filed by the U.S. Government with the World Trade Organization (WTO) and is currently pending. In the case of Russia, an agreement between the governments of the United States and Russia was reached in July 2010 pursuant to which poultry meat processed pursuant to the standards demanded by Russia and incorporated into the agreement may be shipped to Russia.

On August 6, 2012, Mexico imposed anti-dumping duties on chicken drumstick and thigh importations from the United States, establishing the duty applicable to Sanderson Farms' products at 25.7%. However, Mexico suspended the implementation of the duties amidst concerns that food inflation may occur as a result. While we do not know whether or when Mexico might impose the anti-dumping duties, their implementation could reduce our revenues and profits. On October 2, 2012, pursuant to the North American Free Trade Agreement (NAFTA), the U.S. poultry industry, including Sanderson Farms, Inc., filed a complaint challenging the anti-dumping determination issued by Mexico. The complaint is currently pending.

The poultry industry is highly competitive. Some of our competitors have greater financial and marketing resources than we have.

In general, the competitive factors in the U.S. poultry industry include:

- price;
- product quality;
- brand identification;
- breadth of product line and
- customer service.

Competitive factors vary by major markets. In the food service market, competition is based on consistent quality, product development, service and price. In the U.S. retail grocery market, we believe that competition is based on product quality, brand awareness, price and customer service. Our success depends in part on our ability to manage costs and be efficient in the highly competitive poultry industry.

The loss of our major customers could have a material adverse effect on our results of operations.

Our sales to our top ten customers represented approximately 46.8% of our net sales during the 2012 fiscal year. Our non-chill pack customers, with whom we generally do not have long-term contracts, could significantly reduce or cease their purchases from us with little or no advance notice, which could materially and adversely affect our sales and results of operations.

We must identify changing consumer preferences and develop and offer food products to meet their preferences.

Consumer preferences evolve over time and the success of our food products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We introduce new products and improved products from time to time and incur significant development and marketing cost. If our products fail to meet consumer preference, then our strategy to grow sales and profits with new products will be less successful.

Inclement weather, such as excessive heat or storms, could hurt our flocks, which could in turn have a material adverse effect on our results of operations.

Extreme weather in the Gulf South and Mid-Atlantic regions where we operate, such as extreme temperatures, hurricanes or other storms, could impair the health or growth of our flocks or interfere with our hatching, production or shipping operations. Some scientists believe that climate change could increase the frequency and severity of adverse weather events. Extreme weather, regardless of its cause, could affect our business due to power outages; fuel shortages; damage to infrastructure from powerful winds, rising water or extreme temperatures; disruption of shipping channels; less efficient or non-routine operating practices necessitated by adverse weather or increased costs of insurance coverage in the aftermath of such events, among other things. Any of these factors could materially and adversely affect our results of operations. We may not be able to recover through insurance all of the damages, losses or costs that may result from weather events, including those that may be caused by climate change.

We rely heavily on the services of key personnel.

We depend substantially on the leadership of a small number of executive officers and other key employees. We have employment agreements with only three of these persons (our Chairman of the Board and Chief Executive Officer, our President and Chief Operating Officer, and our Treasurer and Chief Financial Officer), and those with whom we have no agreement would not be bound by non-competition agreements or non-solicitation agreements if they were to leave us. The loss of the services of these persons could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to attract, retain and train the new management personnel we need for our new complexes, or do so at the pace necessary to sustain our significant company growth.

We depend on the availability of, and good relations with, our employees and contract growers.

We have approximately 11,313 employees, approximately 28.6% of which are covered by collective bargaining agreements. In addition, we contract with over 800 independent contract poultry producers in Mississippi, Texas, North Carolina and Georgia for the grow-out of our breeder and broiler stock and the production of broiler eggs. Our operations depend on the availability of labor and contract growers and maintaining good relations with these persons and with labor unions. If we fail to maintain good relations with our employees or with the unions, we may experience labor strikes or work stoppages. If we do not attract and maintain contracts with our growers, including new growers for our new poultry complexes, our production operations could be negatively impacted and/or our growth could be restrained.

Failure of our information technology infrastructure or software could adversely affect our day-to-day operations and decision making processes and have an adverse effect on our performance.

We depend on accurate and timely information and numerical data from key software applications to aid our day-to-day business, financial reporting and decision-making and, in many cases, proprietary and custom-designed software is necessary to operate equipment in our feed mills, hatcheries and processing plants. We have put in place disaster recovery plans for our critical systems. However, any disruption caused by the failure of these systems, the underlying equipment or communication networks could delay or otherwise adversely impact our day-to-day business and decision making, could make it impossible for us to operate critical equipment, and could have a materially adverse effect on our performance, if our disaster recovery plans do not mitigate the disruption. Disruptions could be caused by a variety of factors, such as catastrophic events or weather, power outages, or cyber-attacks on our systems by outside parties.

Immigration legislation and enforcement may affect our ability to hire hourly workers.

Immigration reform continues to attract significant attention in the public arena and the United States Congress. If new immigration legislation is enacted at the federal level or in states in which we do business, such legislation may contain provisions that could make it more difficult or costly for us to hire United States citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, despite our past and continuing efforts to hire only United States citizens and/or persons legally authorized to work in the United States, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our facilities, thereby negatively impacting our business. Officials with the Bureau of Immigration and Customs Enforcement have informally indicated an intent to focus their enforcement efforts on red meat and poultry processors.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling by our customers, consumers or third parties after we have shipped the products. We control these risks through careful processing and testing of our finished product, but we cannot entirely eliminate them. We have little, if any, control over proper handling once the product has been shipped. Nevertheless, contamination that results from improper handling by our customers, consumers or third parties, or tampering with our products by those persons, may be blamed on us. Any publicity regarding product contamination or resulting illness or death could adversely affect us even if we did not cause the contamination and could have a material adverse effect on our business, reputation and future prospects. We could be required to recall our products if they are contaminated or damaged and product liability claims could be asserted against us.

We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability and recall insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive and difficult to obtain. We cannot assure you that we can maintain on reasonable terms sufficient coverage to protect us against losses due to any of these events.

We would be adversely affected if we expand our business by acquiring other businesses or by building new processing plants, but fail to successfully integrate the acquired business or run a new plant efficiently.

We regularly evaluate expansion opportunities such as acquiring other businesses or building new processing plants. Significant expansion involves risks such as additional debt, integrating the acquired business or new plant into our operations and attracting and retaining growers. In evaluating expansion opportunities, we carefully consider the effect that financing the opportunity will have on our financial condition. Successful expansion depends on our ability to integrate the acquired business or efficiently run the new plant. If we are unable to do this, expansion could adversely affect our operations, financial results and prospects.

Governmental regulation is a constant factor affecting our business.

The poultry industry is subject to federal, state, local and foreign governmental regulation relating to the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and civil remedies, including fines, injunctions and recalls of our products. Our operations are also subject to extensive and increasingly stringent regulations administered by the Environmental Protection Agency, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

On December 9, 2011, the United States Department of Agriculture, Grain Inspection, Packers and Stockyard Administration, or GIPSA, published new and amending regulations under the Packers and Stockyard Act, or PSA, which apply to all stages of a live poultry dealer's poultry grow-out, including the pullet, breeder and broiler stages. The new regulations took effect on February 7, 2012. Among other things, the new regulations purport to extend the jurisdiction of GIPSA under the PSA to cover a poultry dealer's relationship with its pullet and breeder growers rather than simply broiler growers, as has been the case since the adoption of the PSA of 1921. The new regulations impose certain notice requirements when a poultry company determines to suspend the delivery of birds to a grower, impose requirements regarding additional capital investment by growers, impose new requirements of a poultry company when a grower has breached its agreement with the processor, and impose new rules applicable to grower contracts that provide for arbitration to resolve disputes between a grower and the poultry company. The Company amended its grower agreements in 2012 to comply with the new rules. It is uncertain how GIPSA will interpret the new rules and whether the new rules signal a change in the manner in which GIPSA will exercise its jurisdiction over poultry growing agreements.

Our stock price may be volatile.

The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, many of which are beyond our control:

- market cyclicality and fluctuations in the price of feed grains and chicken products, as described above;
- quarterly variations in our operating results, or results that vary from the expectations of securities analysts and investors;
- changes in investor perceptions of the poultry industry in general, including our competitors; and
- general economic and competitive conditions.

In addition, purchases or sales of large quantities of our stock could have an unusual effect on our market price.

Anti-takeover provisions in our charter and by-laws, as well as certain provisions of Mississippi law, may make it difficult for anyone to acquire us without approval of our board of directors.

Our articles of incorporation and by-laws contain provisions that may discourage attempts to acquire control of our company without the approval of our board of directors. These provisions, among others, include a classified board of directors, advance notification requirements for stockholders to nominate persons for election to the board and to make stockholder proposals, and special stockholder voting requirements. These measures, and any others we may adopt in the future, as well as applicable provisions of Mississippi law, may discourage offers to acquire us and may permit our board of directors to choose not to entertain offers to purchase us, even offers that are at a substantial premium to the market price of our stock. Our stockholders may therefore be deprived of opportunities to profit from a sale of control of our company, and as a result, may adversely affect the marketability and market price of our common stock.

Deteriorating national or global economic conditions could negatively impact our business.

Our business may be adversely affected by deteriorating national or global economic conditions, including rising inflation, unfavorable currency exchange rates and interest rates, the lack of availability of credit on reasonable terms, changes in consumer spending rates and habits, and a tight energy supply and rising energy costs. With respect to changes in government policy, our business could be negatively impacted if efforts and initiatives of the governments of the United States and other countries to manage and stimulate the economy fail or result in worsening economic conditions. Deteriorating economic conditions could negatively impact consumer demand for protein generally or our products specifically, consumers' ability to afford our products, or consumer habits with respect to how they spend their food dollars.

The recent disruptions in credit and other financial markets caused by deteriorating national and international economic conditions could, among other things, make it more difficult for us, our customers or our growers or prospective growers to obtain financing and credit on reasonable terms, cause lenders to change their practice with respect to the industry generally or our company specifically in terms of granting credit extensions and terms, impair the financial condition of our customers, suppliers or growers making it difficult for them to meet their obligations and supply raw material, or impair the financial condition of our insurers, making it difficult or impossible for them to meet their obligations to us.

The construction and potential benefits of our new facilities are subject to risks and uncertainties.

In August 2009, we began construction of a poultry complex in Kinston, North Carolina. The budget for the project was approximately $121.4 million. The Kinston, North Carolina, complex began initial operations during January 2011 and was at near full capacity in March 2012. In March 2010 we announced plans for a second potential new poultry complex in North Carolina, subject to various contingencies, including our obtaining an acceptable economic incentive package from the State of North Carolina and the local government. On February 24, 2011 we placed this second North Carolina complex on hold until market fundamentals improve, including the global supply and price of feed grains. In August 2012, we announced the selection of Nash County, North Carolina, as the site for the new complex, subject to various contingencies. On November 13, 2012, we announced that Nash County, North Carolina, will not be the site for the new complex due to various timing issues, but that we were actively seeking alternative sites. Once we proceed with a new complex, our ability to complete its construction on a timely basis and within budget is subject to a number of risks and uncertainties described below. In addition, the new complex may not generate the benefits we expect if demand for the products to be produced by them is different from what we expect.

In order to begin construction of a new facility, we will need to take a significant number of steps and obtain a number of approvals, none of which we can assure you will be obtained. In particular we need to:

- identify a site and purchase or lease such site;
- obtain a number of licenses and permits; and
- enter into construction contracts.

Additionally, we must attract and enter into contracts with a sufficient number of growers for the new complex, and our growers must obtain financing on reasonable terms. If we are unable to identify a site for the second new complex and obtain the necessary licenses and permits, proceed with or complete construction as planned, attract growers or achieve the expected benefits of both our new facilities, our business could be negatively impacted.

We cannot assure you that we will be able to complete such steps on a timely basis, or at all, or on terms that are reasonable or consistent with our expectations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The Registrant's principal properties are as follows:

Use	Location (City, State)
Poultry processing plant, hatchery and feedmill	Laurel, Mississippi
Poultry processing plant, hatchery and feedmill	McComb, Mississippi
Poultry processing plant, hatchery and feedmill	Hazlehurst and Gallman, Mississippi
Poultry processing plant, hatchery and feedmill	Bryan and Robertson Counties, Texas
Poultry processing plant, hatchery and feedmill	Moultrie and Adel, Georgia
Poultry processing plant and hatchery	Waco and McLennan County, Texas
Poultry processing plant	Hammond, Louisiana
Poultry processing plant, hatchery, child care facility and feedmill	Collins, Mississippi
Poultry processing plant, hatchery and feedmill	Kinston and Lenoir County, North Carolina
Prepared food plant	Flowood, Mississippi
Corporate general offices and technical laboratory	Laurel, Mississippi

The Registrant owns substantially all of its major operating facilities with the following exceptions: one processing plant and feed mill complex is leased on an annual renewal basis through 2063 with an option to purchase at a nominal amount at the end of the lease term. One processing plant complex is leased under four leases, which are renewable annually through 2061, 2063, 2075 and 2073, respectively. Certain infrastructure improvements associated with a processing plant are leased under a lease that expired in 2012 and is thereafter renewable annually through 2091. The lease has been renewed for 2013. All of the foregoing leases are capital leases.

There are no material encumbrances on the major operating facilities owned by the Registrant, except that, under the terms of the Company's revolving credit agreement, the Registrant may not pledge any additional assets as collateral other than fixed assets not to exceed $5.0 million at any one time.

Management believes that the Company's facilities are suitable for its current purposes, and believes that current renovations and expansions will enhance present operations and allow for future internal growth.

Item 3. Legal Proceedings

On February 16, 2012, two of our former employees sued us and seven of our current and former employees in the United States District Court for the Middle District of Georgia for damages allegedly caused to them by our alleged violations of the federal and State of Georgia's Racketeer Influenced and Corrupt Organizations ("RICO") Acts. The plaintiffs filed the lawsuit on behalf of all hourly-paid workers legally authorized to be employed in the United States who have been employed at our processing plant located in Moultrie, Georgia since 2008.

The plaintiffs allege in their complaint that the Company conspired to knowingly hire undocumented immigrants at the Moultrie plant to "save Sanderson millions of dollars in labor costs because illegal aliens will work for extremely low wages, will typically not complain about workplace conditions and injuries, and because of their vulnerable situation, will accede to managers' demands to work harder than American citizens and legal aliens." The action is brought as a class action lawsuit on behalf of all persons legally authorized to be employed in the United States who have been employed at the Moultrie plant as hourly wage earners in the four years before the filing of the case, and the plaintiffs seek certification of that class. The plaintiffs are suing for money damages, injunctive relief and revocation of our license to conduct business in the State of Georgia.

On September 13, 2012, the Court entered an Order granting a motion to dismiss the Complaint but provided the plaintiffs an opportunity to amend the Complaint on one of the alleged violations. Consequently, an Amended Complaint was filed by the plaintiffs on October 5, 2012. A motion to dismiss the Amended Complaint has been filed, and the plaintiffs have filed their response in opposition to that motion.

Based on our present knowledge, we consider the claims made in the amended lawsuit to be baseless.

The Company is involved in various claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operations or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed reasonably estimable and probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of reserves or by accruals of losses to reflect any adverse determinations in these legal proceedings.

Item 4. Mine Safety Disclosures.

Not Applicable

Item 4A. Executive Officers of the Registrant.

Name	Age	Office	Executive Officer Since
Joe F. Sanderson, Jr.	**65**	Chairman of the Board of Directors and Chief Executive Officer	1984(1)
Lampkin Butts	**61**	President and Chief Operating Officer, Director	1996(2)
Mike Cockrell	**55**	Treasurer and Chief Financial Officer, Director	1993(3)
Tim Rigney	**48**	Secretary and Chief Accounting Officer	2012(4)

(1) Joe F. Sanderson, Jr. has served as Chief Executive Officer of the Registrant since November 1, 1989, and as Chairman of the Board since January 8, 1998. Mr. Sanderson served as President from November 1, 1989, to October 21, 2004. From January 1984 to November 1989, Mr. Sanderson served as Vice-President, Processing and Marketing of the Registrant.

(2) Lampkin Butts was elected President and Chief Operating Officer of the Registrant effective October 21, 2004. From November 1, 1996 to October 21, 2004, Mr. Butts served as Vice President — Sales and was elected to the Board of Directors on February 19, 1998. Prior to that time, Mr. Butts served the Registrant in various capacities since 1973.

(3) Mike Cockrell became Treasurer and Chief Financial Officer of the Registrant effective November 1, 1993, and was elected to the Board of Directors on February 19, 1998. Prior to that time, for more than five years, Mr. Cockrell was a member and shareholder of the Jackson, Mississippi law firm of Wise Carter Child & Caraway, Professional Association.

(4) Tim Rigney became Secretary of the Registrant effective November 1, 2012. Mr. Rigney also began service as Chief Accounting Officer on that date. Prior to that time, Mr. Rigney served the Registrant in various capacities since 1990.

James A. Grimes, age 64, retired as the Registrant's Secretary and Chief Accounting Officer effective October 31, 2012. He had served as Chief Accounting Officer since 1985 and as Secretary since 1993.

The Company entered into employment agreements with Messrs. Sanderson, Butts and Cockrell dated as of September 15, 2009. The term of the agreements ends when the officer's employment terminates under the provisions of the agreement. The agreements provide for severance payments to be paid to the officers if their employment is terminated in certain circumstances, as well as provisions prohibiting them from engaging in certain competitive activity with the Company during their employment and for the two years after their employment with the Company terminates for any reason other than poor performance.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is traded on the NASDAQ Stock Market LLC under the symbol SAFM.

The number of stockholders of record as of November 30, 2012 was 3,106.

The following table shows quarterly cash dividends and quarterly high and low sales prices for the common stock for the past two fiscal years. NASDAQ quotations are based on actual sales prices.

Fiscal Year 2012	Stock Price High	Stock Price Low	Dividends
First Quarter	$52.29	$47.32	$ .17
Second Quarter	$55.01	$47.54	$ .17
Third Quarter	$54.94	$36.50	$ .17
Fourth Quarter	$45.47	$37.22	$ .17

Fiscal Year 2011	Stock Price High	Stock Price Low	Dividends
First Quarter	$44.48	$38.59	$ .17
Second Quarter	$48.47	$40.88	$ .17
Third Quarter	$48.64	$40.73	$ .17
Fourth Quarter	$51.60	$38.69	$ .17

On December 12, 2012 the closing sales price for the common stock was $49.53 per share.

During its fourth fiscal quarter, the Company repurchased shares of its common stock as follows:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[3]
Aug. 1, 2012 — Aug. 31, 2012	0	$ 00.00	0	1,000,000
Sept. 1, 2012 — Sept. 30, 2012	1,382	$ 44.37	1,382	1,000,000
Oct. 1, 2012 — Oct. 31, 2012	4,768	$ 45.30	4,768	1,000,000
Total	6,150	$ 45.09	6,150	1,000,000

1 All purchases were made pursuant to the Company's Stock Incentive Plan under which participants may satisfy tax withholding obligations incurred upon the vesting of restricted stock by requesting the Company to withhold shares with a value equal to the amount of the withholding obligation.

2 On February 16, 2012, the Company's Board of Directors approved a share repurchase program under which the Company may purchase up to 1 million shares of its common stock in open market transactions or negotiated purchases, subject to market conditions, share price and other considerations. The authorization will expire on February 16, 2014. Unlike the Company's previous share repurchase programs, the Company's repurchase of vested restricted stock to satisfy tax withholding obligations of its Stock Incentive Plan participants will not be made under the 2012 general repurchase plan.

3 Does not include vested restricted shares that may yet be repurchased under the Stock Incentive Plan as described in Note 1.

Item 6. Selected Financial Data.

	Year Ended October 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Net sales	$2,386,105	$1,978,085	$1,925,445	$1,789,508	$1,723,583
Operating income (loss)	96,316	(188,380)	209,841	136,610	(65,663)
Net income (loss)	53,944	(127,077)	134,820	82,319	(43,129)
Basic earnings (loss) per share	2.35	(5.74)	6.07	3.94	(2.13)
Diluted earnings (loss) per share	2.35	(5.74)	6.07	3.94	(2.13)
Working capital	262,193	324,296	238,166	162,663	188,779
Total assets	896,453	948,521	841,620	636,176	681,158
Long-term debt, less current maturities	150,212	273,670	62,075	103,123	225,322
Stockholders' equity	550,075	506,900	645,713	430,708	353,967
Cash dividends declared per share	$ .68	$ .68	$ .62	$ .57	$ .56

Various factors affecting the comparability of the information included in the table above are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE PERFORMANCE

This Annual Report, and other periodic reports filed by the Company under the Securities Exchange Act of 1934, and other written or oral statements made by it or on its behalf, may include forward-looking statements, which are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed in such statements. These risks, uncertainties and other factors include, but are not limited to the following:

(1) Changes in the market price for the Company's finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets.

(2) Changes in economic and business conditions, monetary and fiscal policies or the amount of growth, stagnation or recession in the global or U.S. economies, either of which may affect the value of inventories, the collectability of accounts receivable or the financial integrity of customers, and the ability of the end user or consumer to afford protein.

(3) Changes in the political or economic climate, trade policies, laws and regulations or the domestic poultry industry of countries to which the Company or other companies in the poultry industry ship product, and other changes that might limit the Company's or the industry's access to foreign markets.

(4) Changes in laws, regulations, and other activities in government agencies and similar organizations applicable to the Company and the poultry industry and changes in laws, regulations and other activities in government agencies and similar organizations related to food safety.

(5) Various inventory risks due to changes in market conditions, including, but not limited to, the risk that market values of live and processed poultry inventories might be lower than the cost of such inventories, requiring a downward adjustment to record the value of such inventories at the lower of cost or market as required by generally accepted accounting principles.

(6) Changes in and effects of competition, which is significant in all markets in which the Company competes, and the effectiveness of marketing and advertising programs. The Company competes with regional and national firms, some of which have greater financial and marketing resources than the Company.

(7) Changes in accounting policies and practices adopted voluntarily by the Company or required to be adopted by accounting principles generally accepted in the United States.

(8) Disease outbreaks affecting the production performance and/or marketability of the Company's poultry products, or the contamination of its products.

(9) Changes in the availability and cost of labor and growers.

(10) The loss of any of the Company's major customers.

(11) Inclement weather that could hurt Company flocks or otherwise adversely affect its operations, or changes in global weather patterns that could impact the supply and price of feed grains.

(12) Failure to respond to changing consumer preferences.

(13) Failure to successfully and efficiently start up and run a new plant or integrate any business the Company might acquire.

Readers are cautioned not to place undue reliance on forward-looking statements made by or on behalf of Sanderson Farms. Each such statement speaks only as of the day it was made. The Company undertakes no obligation to update or to revise any forward-looking statements. The factors described above cannot be controlled by the Company. When used in this annual report, the words "believes", "estimates", "plans", "expects", "should", "outlook", and "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. Examples of forward-looking statements include statements of the Company's belief about future demand for its products, future production levels, and future grain costs.

GENERAL

The Company's poultry operations are integrated through its control of all functions relative to the production of its chicken products, including hatching egg production, hatching, feed manufacturing, raising chickens to marketable age ("grow-out"), processing and marketing. Consistent with the poultry industry, the Company's profitability is substantially impacted by the market price for its finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets. Other costs, excluding feed grains, related to the profitability of the Company's poultry operations, including hatching egg production, hatching, growing, and processing cost, are responsive to efficient cost containment programs and management practices. Over the past three fiscal years, these other normal production costs have averaged approximately 49% of the Company's total normal production costs.

The Company believes that value-added products are subject to less price volatility and generate higher, more consistent profit margin than whole chickens ice packed and shipped in bulk form. To reduce its exposure to market cyclicality that has historically characterized commodity chicken market prices, the Company has increasingly concentrated on the production and marketing of value-added product lines with emphasis on product quality, customer service, and brand recognition. However, the Company cannot eliminate its exposure to fluctuations in commodity market prices for chicken since market prices for value added products also exhibit cyclicality. The Company adds value to its poultry products by performing one or more processing steps beyond the stage where the whole chicken is first saleable as a finished product, such as cutting, deep chilling, packaging and labeling the product.

The Company's prepared chicken product line includes approximately 75 institutional and consumer packaged chicken items that it sells nationally, primarily to distributors and food service establishments. A majority of the prepared chicken items are made to the specifications of food service users.

Whole bird prices per pound, as measured by the Georgia Dock price, fluctuated during the three years ended October 31 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2012				
High	$ .9075	$ .9325	$ .9475	$ .9625*
Low	$ .8900*	$ .9075	$ .9350	$ .9475
Fiscal 2011				
High	$ .8625	$ .8650	$ .8750	$ .8900*
Low	$ .8500*	$ .8500*	$ .8650	$ .8750
Fiscal 2010				
High	$ .8325	$ .8525	$ .8800*	$ .8800*
Low	$ .8200*	$ .8325	$ .8550	$ .8650

* Year High/Low

Sanderson Farms began operations at its new feed mill, poultry processing plant and hatchery on separate sites in Kinston and Lenoir County, North Carolina during the first quarter of fiscal 2011. The Kinston facilities comprise a state-of-the-art poultry complex with the capacity, at full production, to process 1,250,000 birds per week for the retail chill pack market. The facility reached near full capacity during March 2012.

On March 29, 2010, the Company announced intentions to construct a potential second new poultry complex in North Carolina, subject to various contingencies including, among others, obtaining an acceptable economic incentive package from the state and local governments. On August 28, 2012, the Company announced the selection of Nash County, North Carolina, as the site of the new complex, subject to various contingencies. On November 13, 2012, the Company announced that Nash County, North Carolina, will not be the site of the new complex due to various timing issues, but that alternative sites are under consideration. Construction of a new complex remains on hold until a new site can be selected and pending improvements in market fundamentals, including the global supply and price of corn and other feed grains. Before the complex can open we will need to identify a site, obtain permits, enter into construction contracts and complete construction. See "The construction and potential benefits of our new facilities are subject to risks and uncertainties" in the Risk Factors Section of this Annual Report.

On February 23, 2011, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $500.0 million from $300.0 million. On October 4, 2012, the Company and the lenders amended the revolving credit facility. The amendment sets the annual capital expenditure limitation at $55.0 million for fiscal years 2012, 2013, 2014, and 2015, plus, for each year, up to $10.0 million permitted to be spent in the preceding fiscal year but not actually spent therein. The capital expenditure limitation for fiscal 2012, with the permitted carry over, was $65.0 million. The amendment also permits the Company to spend up to $125.0 million each in capital expenditures on the construction of two new poultry complexes, which expenditures are in addition to the annual limits. Under the facility, the Company may not exceed a maximum debt to total capitalization ratio of 55% from the date of the agreement through October 30, 2014, and 50% thereafter. The Company has a one-time right, at any time during the life of the agreement, to increase the maximum debt to total capitalization ratio then in effect by 5% in connection with the construction of either of two new poultry complexes at locations to be determined by the Company, but within the United States, for the four fiscal quarters beginning on the first day of the fiscal quarter during which the Company gives written notice of its intent to exercise this right. The Company did not exercise this right in fiscal 2012. The amendment also sets a minimum net worth requirement that at October 31, 2012, was $400.0 million. The total committed credit under the amended facility remains at $500.0 million. The credit remains unsecured and, unless extended, will expire on February 23, 2016.

On October 9, 2008, the Company announced that it filed a Form S-3 "shelf" registration statement with the Securities and Exchange Commission to register for possible future sale shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued. The Company sold 2.3 million shares of its common stock pursuant to this registration statement on April 7, 2010 at $53.00 per share. The registration statement was set to expire on October 23, 2011; therefore, the Company filed a new registration statement on October 4, 2011 to register for possible future sale shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued.

EXECUTIVE OVERVIEW OF RESULTS — 2012

The Company's margins improved during fiscal 2012 as compared to fiscal 2011 reflecting improved market prices for poultry products partially offset by higher grain prices. While demand for fresh chicken in the retail grocery store and export markets has been stable, market prices for boneless breast meat remained under pressure during fiscal 2012, even in the face of lower production levels, reflecting continued weak demand from casual dining and food service customers. The Company expects demand from casual dining and food service customers to remain under pressure until employment numbers and consumer confidence improve. Beginning in July, the Company experienced historically high prices for both corn and soybean meal due to the impact on the quality and quantity of the 2012 corn and soybean crops of drought conditions in the Midwestern United States. Although market prices for feed grains have decreased from those highs in recent months, the Company believes grain costs will continue to be high and volatile through fiscal 2013. The Company has priced a significant portion of its grain needs for the first fiscal quarter of 2013. Had it priced the remaining needs at December 14, 2012 cash market prices, cost of feed grains would be approximately $120.1 million higher during fiscal 2013 as compared to fiscal 2012. In light of these costs, we reduced our egg sets beginning August 6, 2012, by two percent across all divisions in our Company to lessen the impact of the higher grain costs we are facing. This reduction was in addition to the four percent reduction started January 1, 2012, and we will run our plants at six percent below capacity until market conditions improve.

RESULTS OF OPERATIONS — 2012

Net sales for fiscal 2012 were $2,386.1 million as compared to $1,978.1 million for fiscal 2011, an increase of $408.0 million or 20.6%. Net sales of poultry products for fiscal 2012 and fiscal 2011 were $2,297.0 million and $1,871.7 million, respectively, an increase of $425.3 million or 22.7%. The increase in net sales of poultry products resulted from a 16.2% increase in the average sales price of poultry products sold and a 5.6% increase in the pounds of poultry products sold. During fiscal 2012 the Company sold 2,951.8 million pounds of poultry products, up from 2,794.2 million pounds during fiscal 2011. The additional pounds of poultry products sold resulted from a 3.3% increase in the number of chickens sold, primarily attributable to the new Kinston complex, which began initial operation during the first quarter of fiscal 2011 and reached near full capacity during March 2012. The complex sold 318.4 million pounds, or 10.8% of the total poultry pounds sold by the Company during fiscal 2012, up from 129.1 million pounds of poultry, or 4.6% of the total poultry pounds sold during fiscal 2011. The additional pounds sold by the new complex in Kinston, North Carolina and slightly higher bird weights were partially offset by the planned reduction in eggs set of 4.0% on January 1, 2012 and 2.0% on August 6, 2012, as described above. Overall market prices for poultry products increased during fiscal 2012 as compared to fiscal 2011. Urner Barry market prices increased for boneless breast meat, bulk leg quarters, tenders and jumbo wings during fiscal 2012 compared to fiscal 2011 by 9.1%, 16.7%, 23.3% and 81.2%, respectively. The price for Georgia Dock whole birds is currently at its historical high and averaged 7.3% higher during fiscal 2012 as compared to the average during fiscal 2011. Net sales of prepared chicken products during fiscal 2012 and 2011 were $89.1 million and $106.4 million, respectively, or a decrease of 16.3%, resulting from a 1.6% decrease in the average sales price of prepared chicken products sold and a 15.0% decrease in the pounds of prepared chicken products sold from 54.8 million pounds sold during fiscal 2011 to 46.6 million pounds sold during fiscal 2012.

Cost of sales for fiscal 2012 was $2,212.7 million as compared to $2,085.2 million during fiscal 2011, an increase of $127.5 million or 6.1%. Cost of sales of poultry products sold during fiscal 2012 and fiscal 2011 were $2,128.4 million and $1,989.1 million, respectively, an increase of $139.3 million or approximately 7.0%. As illustrated in the table below, which excludes the impact of the $9.0 million live inventory adjustment at October 31, 2011 for comparison purposes, the increase in the cost of sales of poultry products sold resulted primarily from an increase in the pounds of poultry products sold of 5.6% and an increase in feed in broilers processed of $0.0054 or 1.4%.

Poultry Cost of Sales
(In thousands, except percentages and per pound data)

Description	Year Ended October 31, 2012		Year Ended October 31, 2011		Incr/(Decr)	
	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd
Beginning Inventory	$ 27,892	$0.5117	$ 14,255	$0.3004	$ 13,637	$ 0.2113
Feed in broilers processed	1,139,994	0.3853	1,065,737	0.3799	74,257	0.0054
All other cost of sales	1,001,692	0.3385	936,986	0.3340	64,706	0.0045
Less: Ending Inventory	32,196	0.5052	27,892	0.5117	4,304	(0.0065)
Total poultry cost of sales	$ 2,137,382[1]	$0.7241	$1,989,086	$0.7119	$148,296	$ 0.0122
Pounds:						
Beginning Inventory	54,508		47,456			
Poultry processed	2,958,885		2,805,218			
Poultry Sold	2,951,807		2,794,208			
Ending Inventory	63,729		54,508			

Note (1) – Excludes the $9.0 million live inventory adjustment at October 31, 2011.

Other costs of sales of poultry products include labor, contract grower pay, packaging, freight and certain fixed costs, among other costs. These non-feed related costs of poultry products sold increased $0.0045 per pound processed or 1.3% during fiscal 2012 as compared to fiscal 2011. During fiscal 2012 costs of sales of the Company's prepared chicken products were $84.3 million as compared to $96.2 million during fiscal 2011, a decrease of $11.9 million or 12.3%, resulting primarily from the decrease in pounds sold of prepared chicken products of 15.0%.

The Company recorded the value of live broiler inventories on hand at October 31, 2012 at cost. When market conditions are favorable, the Company values the broiler inventories on hand at cost, and accumulates costs as the birds are grown to a marketable age subsequent to the balance sheet date. In periods where the Company estimates that the cost to grow live birds in inventory to a marketable age and then process and distribute those birds will be higher than the anticipated sales price, the Company will make an adjustment to lower the value of live birds to the market value. At October 31, 2011, the Company recorded a charge of $9.0 million to lower the value of live broiler inventories on hand from cost to market value, which resulted primarily from the significant increase in costs for corn and soybean meal and relatively low market prices for poultry products. No charge was required at October 31, 2012.

Selling, general and administrative costs during fiscal 2012 and fiscal 2011 were $77.1 million and $72.2 million, respectively, an increase of $4.9 million. The following table includes the components of selling, general and administrative costs for the twelve months ended October 31, 2012 and 2011.

Selling, General and Administrative Cost
(In thousands)

Description	2012	2011
ESOP expense	$ 3,800	$ 0
Uncollectable Accounts	412	0
Stock compensation expense	4,785	5,204
Start up expense	0	4,502
Administrative Salaries	24,227	22,357
Trainee cost	4,201	4,798
All other S,G & A	39,672	35,356
Total S,G & A	$ 77,097	$ 72,217

During fiscal 2012 as compared to fiscal 2011, selling, general and administrative costs increased $4.9 million reflecting a $3.8 million contribution to the Company's Employee Stock Ownership Plan during fiscal 2012, higher wages and various other administrative costs, offset by a decrease of $4.5 million in start up costs at the Kinston, North Carolina Complex during the first quarter of fiscal 2011. The Company began operations at the new Kinston complex during January 2011, at which time all Kinston costs, excluding customer service department costs, were included in cost of sales.

The Company's operating income during fiscal 2012 was $96.3 million as compared to an operating loss during fiscal 2011 of $188.4 million. The improvement in the Company's operating margin resulted primarily from improved market prices of poultry products during fiscal 2012 as compared to fiscal 2011, as described above. In addition, the Company recorded a charge of $9.0 million during fiscal 2011 to lower the value of the Company's inventory of live broilers at October 31, 2011 from cost to market value. At October 31, 2012, market conditions did not warrant such an adjustment and the Company's inventory of live broilers was recorded at cost.

Interest expense during fiscal 2012 and fiscal 2011 was $9.2 million and $6.4 million, respectively. The increase in interest expense during fiscal 2012 as compared to 2011 resulted primarily from higher average outstanding debt during fiscal 2012 as compared to fiscal 2011. During the first quarter of fiscal 2011, the Company capitalized interest of $630,000 related to the construction of the new complex in Kinston, North Carolina. With the absence of a major construction project, the Company has not capitalized any interest since the first quarter of fiscal 2011.

The Company's effective tax rate for fiscal 2012 was 37.7% as compared to 34.6% during fiscal 2011. The Company's effective tax rate differs from the statutory federal rate due to state income taxes, certain nondeductible expenses for federal income tax purposes and certain state and federal tax credits.

The Company's net income during fiscal 2012 was $53.9 million or $2.35 per share as compared to a net loss during fiscal 2011 of $127.1 million or $5.74 per share.

EXECUTIVE OVERVIEW OF RESULTS — 2011

During fiscal 2011, the Company's margins decreased primarily as a result of higher costs of feed grains in flocks sold and lower overall market prices for poultry products as compared to fiscal 2010. While demand for fresh chicken in the retail grocery store market was stable during fiscal 2011, demand from food service customers remained soft as the overall supply of poultry meat in the United States increased, resulting in overall lower market prices for poultry products during fiscal 2011 as compared to fiscal 2010. Although leading indicators pointed to fewer chickens being processed during the beginning of fiscal 2012, demand from food service customers remained weak due to negative overall economic conditions in the United States, poor employment data and low consumer confidence. The costs of corn and soybean meal increased significantly due to several factors, including lower than expected yields of both corn and soybeans during the 2010 crop year and uncertainty regarding size and quality of the 2011 crop.

RESULTS OF OPERATIONS — 2011

Net sales during fiscal 2011 were $1,978.1 million as compared to $1,925.4 million during fiscal 2010. Net sales of poultry products during fiscal 2011 were $1,871.7 million as compared to $1,803.9 million during fiscal 2010, an increase of $67.8 million or 3.8%. The increase in net sales of poultry products resulted from an increase in the pounds of poultry products sold of 8.7%, offset by a decrease in the average sales price of poultry products of 4.6%. During fiscal 2011 the Company sold 2.79 billion pounds of poultry products, up from 2.57 billion pounds during fiscal 2010, an increase of 224.2 million pounds primarily as a result of the pounds sold from the new Kinston complex and an increase in the Company's average live weight of chickens. The new Kinston complex began initial operation during January 2011 and sold 129.1 million pounds of poultry through October 31, 2011, or 4.6% of the Company's total poultry pounds sold during fiscal 2011. Overall market prices for poultry products decreased during fiscal 2011 as compared to fiscal 2010 as a result of an increase in the supply of poultry products and sluggish demand from food service customers. Urner Barry market prices for boneless breast meat, tenders and jumbo wings decreased significantly during fiscal 2011 as compared to fiscal 2010 by 14.5%, 15.7% and 31.6%, respectively. However, the impact of these decreases was partially offset by improvements during fiscal 2011 in the average Urner Barry prices for bulk leg quarters and the average market price for Georgia Dock whole birds of 19.2% and 1.7%, respectively, as compared to fiscal 2010. Net sales of prepared chicken products during fiscal 2011 and 2010 were $106.4 million and $121.5 million, respectively, reflecting a decrease of 12.4%, resulting from a decrease in the average sales price of prepared chicken products sold of 2.6% and a decrease in the pounds of prepared chicken products sold of 10.1% from 61.0 million pounds during fiscal 2010 to 54.8 million pounds sold during fiscal 2011.

Cost of sales during fiscal 2011 were $2,085.2 million as compared to $1,630.5 million during fiscal 2010, an increase of $454.7 million or 27.9%. Cost of sales of poultry products sold during fiscal 2011 and fiscal 2010 were $1,989.1 million and $1,519.4 million, respectively, reflecting an increase of $469.7 million or 30.9%. As illustrated in the table below, the increase in the cost of sales of poultry products sold resulted from an increase in feed in broilers processed of $0.1053 per pound or 38.3% and an increase in the pounds of poultry products sold of 8.7%.

Poultry Cost of Sales
(In thousands, except percentages and per pound data)

	Year Ended October 31, 2011		Year Ended October 31, 2010		Incr/(Decr)	
Description	**Dollars**	**Per Pnd**	**Dollars**	**Per Pnd**	**Dollars**	**Per Pnd**
Beginning Inventory	$ 14,255	$0.3004	$ 20,768	$0.3542	$ (6,513)	$(0.0538)
Feed in broilers processed	1,065,737	0.3799	704,733	0.2746	361,004	0.1053
All other cost of sales	936,986	0.3340	808,113	0.3149	128,873	0.0191
Less: Ending Inventory	27,892	0.5117	14,255	0.3004	13,637	0.2113
Total poultry cost of sales	$1,989,086	$0.7119	$1,519,359	$0.5912	$469,727	$0.1207
Pounds:						
Beginning Inventory	47,456		58,626			
Poultry processed	2,805,218		2,566,643			
Poultry Sold	2,794,208		2,570,017			
Ending Inventory	54,508		47,456			

The cost of feed in broiler flocks processed during fiscal 2011 as compared to fiscal 2010 increased $361.0 million or $0.1053 per pound. Excluding feed in broiler flocks sold, all other costs of sales increased $128.9 million, or an increase of $0.0191 per pound processed compared to the same period a year ago. These other costs of sales of poultry products include labor, contract grower pay, packaging, freight and certain fixed costs, among other costs, including those same costs incurred at the new Kinston, North Carolina complex during fiscal 2011. The new Kinston complex had a higher average cost of sales per pound than similar Company complexes, excluding feed costs, until it reached full capacity during the second quarter of fiscal 2012. Higher per pound costs at Kinston were the primary factor for the increase per pound of all other cost of sales of $0.0191 during fiscal 2011 as compared to 2010. Costs of sales of the Company's prepared chicken products during fiscal 2011 were $96.2 million as compared to $111.2 million during fiscal 2010, a decrease of $15.0 million or 13.5% and is reflective of the decrease in pounds sold of prepared chicken products.

The Company recorded a charge of $9.0 million to lower the value of live broiler inventories on hand at October 31, 2011 from cost to market value, which resulted primarily from the significant increase in costs for corn and soybean meal. When market conditions are favorable, the Company values the broiler inventories on hand at cost, and accumulates costs as the birds are grown to a marketable age subsequent to the balance sheet date. However, the Company estimated that the cost to grow live birds in inventory on October 31, 2011 to a marketable age and then process and distribute those birds during November and December 2011 would be higher than the anticipated sales price during those months. Accordingly, the Company adjusted the value of live inventory from cost to estimated market value. The Company had no such charge at October 31, 2010 because the Company estimated the cost to grow, process and distribute live birds in inventory on October 31, 2010 was lower than the anticipated sales price of the finish product.

For the twelve months ending October 31, 2011, cost of sales includes adjustments of $59.3 million to record live broiler inventory at market value. Of this amount, $50.3 million is considered a component of cost of sales as the related products have been sold, leaving a $9.0 million reserve at October 31, 2011. These adjustments were necessary because the projected cost at that time to complete, process and sell the broilers was expected to exceed the market value of finished product. No similar adjustments were recorded in fiscal 2010 and 2009.

Selling, general and administrative costs during fiscal 2011 and fiscal 2010 were $72.2 million and $85.1 million, respectively, a decrease of $12.9 million. The following table includes the components of selling, general and administrative costs for the twelve months ended October 31, 2011 and 2010.

Selling, General and Administrative Cost
(In thousands)

Description	2011	2010
ESOP expense	$ 0	$ 9,000
Bonus expense	0	8,352
Stock compensation expense	5,204	7,462
Start up expense	4,502	6,143
Advertising expense	751	637
Trainee cost	4,798	4,459
All other S,G & A	56,962	49,002
Total S,G & A	$ 72,217	$ 85,055

As illustrated in the table above, the decrease in selling, general and administrative costs for fiscal 2011 as compared to fiscal 2010 resulted from accruals during fiscal 2010 to the Company's Employee Stock Ownership Plan and Bonus Award Program. Contributions to these programs are based on profitability, and accordingly, no such accrual was recorded during fiscal 2011.

The Company's operating loss during fiscal 2011 was $188.4 million as compared to operating income during fiscal 2010 of $209.8 million, a reduction of $398.2 million. The reduction in the Company's operating margin during fiscal 2011 as compared to fiscal 2010 resulted primarily from higher cost of feed grains included in flocks sold and a decline in overall market prices of poultry products, as described above.

Interest expense during fiscal 2011 was $6.4 million as compared to interest expense during fiscal 2010 of $2.7 million, respectively. The Company capitalized $630,000 of interest costs during fiscal 2011 to the construction of the new complex in Kinston and Lenoir County, North Carolina, all of which was capitalized during November and December 2010 prior to the start up of operations in January 2011. During fiscal 2010 the Company capitalized approximately $1.9 million of interest cost to the construction of the new complex in Kinston and Lenoir County, North Carolina.

The Company's effective tax rate for fiscal 2011 was 34.6% as compared to 35.0% during fiscal 2010. The Company's effective tax rate differs from the statutory federal rate due to state income taxes, certain nondeductible expenses for federal income tax purposes and certain state and federal tax credits.

The Company's net loss during fiscal 2011 was $127.1 million or $5.74 per share as compared to a net income during fiscal 2010 of $134.8 million or $6.07 per share.

Liquidity and Capital Resources

The Company's working capital, calculated by subtracting current liabilities from current assets, at October 31, 2012 was $262.2 million and its current ratio, calculated by dividing current assets by current liabilities, was 2.9 to 1. The Company's working capital and current ratio at October 31, 2011 were $324.3 million and 3.8 to 1, respectively.

These measures reflect the Company's ability to meet its short term obligations and are included here as a measure of the Company's short term liquidity. The Company's principal sources of liquidity during fiscal 2012 included cash on hand at October 31, 2011, cash flows from operations, and borrowings under the Company's revolving credit facility with nineteen banks. As described below, on February 23, 2011 the Company entered into a new revolving credit facility to, among other things, increase the line of credit to $500.0 million from $300.0 million, and to extend the term until 2016 from 2013. The revolving credit facility was amended on October 4, 2012, as described below. As of October 31, 2012, the Company had borrowed $110.0 million under the revolving credit facility and had $9.3 million outstanding in letters of credit. As of December 12, 2012, the Company had borrowed $110.0 million, leaving $380.7 million available under the new revolving credit facility.

The Company's cash position at October 31, 2012 and October 31, 2011 consisted of $27.8 million and $11.1 million, respectively, in cash and cash equivalents. The Company's ability to invest cash is limited by covenants in its revolving credit agreement to short term, conservative investments. All of the Company's cash at October 31, 2012 and October 31, 2011 was held in checking accounts and highly liquid, overnight investment accounts maintained at two banks. There were no restrictions on the Company's access to its cash and cash equivalents, and such cash and cash equivalents were available to the Company on demand to fund its operations.

Cash flows provided by (used in) operating activities during fiscal 2012 and fiscal 2011 were $205.3 million and ($204.0) million, respectively. The increase in cash flows from operating activities of $409.3 million resulted primarily from improved market prices for poultry products during fiscal 2012 as compared to fiscal 2011, the receipt of an $82.7 million federal income tax refund on February 27, 2012, and the absence during fiscal 2012 of the increase in inventory of live and processed chicken at the new Kinston, North Carolina complex that occurred during fiscal 2011.

Cash flows provided by (used in) operating activities during fiscal 2011 and fiscal 2010 were ($204.0) million and $178.4 million, respectively. The decrease in cash flows from operating activities of $382.4 million resulted primarily from higher prices for feed grains, lower overall market prices for poultry products, and funds required to pay for additional inventories of live and processed poultry at the new Kinston facility during fiscal 2011 as compared to fiscal 2010.

Cash flows provided by operating activities during fiscal 2010 and fiscal 2009 were $178.4 million and $162.9 million, respectively, an increase of $15.5 million. The increase in cash flows from operations of $15.5 million resulted primarily from an increase in cash received from customers as a result of the overall higher average prices for poultry products. Also, during fiscal 2009 the Company received refunds of prior year income taxes resulting from the fiscal 2008 net operating loss carryback.

Cash flows used in investing activities during fiscal 2012, 2011 and 2010 were $49.2 million, $62.8 million and $144.8 million, respectively. The Company's capital expenditures during fiscal 2012 of $49.2 million included $2.0 million for a new Company aircraft. The Company's capital expenditures during fiscal 2011 were $63.0 million and included $18.6 million to complete construction of the Company's new Kinston, North Carolina, complex. Capital expenditures during fiscal 2010 were $144.8 million and included $107.7 million for construction of the Company's new Kinston, North Carolina, complex. Excluding the Kinston complex, the Company's capital expenditures during fiscal 2011 and 2010 were $44.3 million and $37.1 million, respectively.

Cash flows provided by (used in) financing activities during fiscal 2012, 2011 and 2010 were ($139.4) million, $204.4 million and $31.6 million, respectively. During fiscal 2012 the Company reduced net outstanding borrowings under its revolving credit facility by $112.7 million and made the first of five $10.0 million annual installments on its $50 million outstanding term loan with Northwest Farm Credit Services, PCA, the final installment on which is due in 2016. During fiscal 2011 the Company borrowed $222.7 million under its revolving credit facility to fund operations, primarily higher inventories caused by grain cost and the Kinston, NC expansion, capital budgets and payment of dividends. On April 7, 2010 the Company sold 2.3 million shares of its common stock at $53.00 per share resulting in net proceeds from the secondary offering of $115.1 million. The Company used $40.0 million of the proceeds from the sale of the stock to pay off the outstanding draws under its revolving credit facility. The remaining proceeds of $75.2 million were used to finance a portion of the construction of the new retail poultry complex in Kinston, North Carolina and for general corporate purposes. A portion was also used during our fourth fiscal quarter of 2010 to purchase and retire 664,688 shares of common stock in open market transactions at a total cost of $28.4 million.

As of December 12, 2012, the Company's capital budget, excluding leases, for fiscal 2013 is approximately $40.0 million. The 2013 capital budget will be funded by internally generated working capital, cash flows from operations and, as needed, draws under the Company's revolving credit facility. The Company had $380.7 million available under the revolving line of credit at October 31, 2012.

On October 9, 2008, the Company announced that it filed a Form S-3 "shelf" registration statement with the Securities and Exchange Commission to register, for possible future sale, shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued. The Company sold 2.3 million shares of its common stock pursuant to this registration statement on April 7, 2010 at $53.00 per share, as more fully described below. The registration statement was set to expire on October 23, 2011, therefore, the Company filed a new registration statement on October 4, 2011 to register, for possible future sale, shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued.

On March 29, 2010 the Company announced that it had commenced an underwritten registered public offering of 2,000,000 shares of its common stock under its shelf registration statement. In connection with this offering, the Company granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of common stock to cover over-allotments, if any. On April 7, 2010 the Company announced the closing of its underwritten registered public offering of 2,300,000 shares of its common stock, including 300,000 shares issued in connection with the underwriters' exercise of their over-allotment option. The offering price to the public was $53.00 per share. The Company also announced its intent to use the net proceeds from the offering, together with other funds, to finance the construction of its new retail poultry complex in Kinston, North Carolina and a potential new poultry complex to also be located in North Carolina. Pending such uses, net proceeds from the offering were used to reduce indebtedness and to invest in cash and cash equivalents. The Company has used some of the invested proceeds as working capital and for general corporate purposes.

On March 29, 2010, the Company announced intentions to construct a potential second new poultry complex in North Carolina, subject to various contingencies including, among others, obtaining an acceptable economic incentive package from the state and local governments. On August 28, 2012, the Company announced the selection of Nash County, North Carolina, as the site of the new complex, subject to various contingencies. On November 13, 2012, the Company announced that Nash County, North Carolina, will not be the site of the new complex due to various timing issues, and that alternative sites were being evaluated. Construction of a new complex remains on hold until a new site can be selected and pending improvements in market fundamentals, including the global supply and price of corn and other feed grains. Before the complex can open we will need to identify a site, obtain permits, enter into construction contracts and complete construction. See "The construction and potential benefits of our new facilities are subject to risks and uncertainties" in the Risk Factors Section of this Annual Report.

On February 23, 2011, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $500.0 million from $300.0 million. On October 4, 2012, the Company and the lenders amended the revolving credit facility. The amendment sets the annual capital expenditure limitation at $55.0 million for fiscal years 2012, 2013, 2014, and 2015, plus, for each year, up to $10.0 million permitted to be spent in the preceding fiscal year but not actually spent therein. The capital expenditure limitation for fiscal 2012, with the permitted carry over, was $65.0 million. The amendment also permits the Company to spend up to $125.0 million each in capital expenditures on the construction of two new poultry complexes, which expenditures are in addition to the annual limits. Under the facility, the Company may not exceed a maximum debt to total capitalization ratio of 55% from the date of the agreement through October 30, 2014, and 50% thereafter. The Company has a one-time right, at any time during the life of the agreement, to increase the maximum debt to total capitalization ratio then in effect by 5% in connection with the construction of either of two new poultry complexes at locations to be determined by the Company, but within the United States, for the four fiscal quarters beginning on the first day of the fiscal quarter during which the Company gives written notice of its intent to exercise this right. The Company did not exercise this right in fiscal 2012. The amendment also sets a minimum net worth requirement that at October 31, 2012, was $400.0 million. The total committed credit under the amended facility remains at $500.0 million. The credit remains unsecured and, unless extended, will expire on February 23, 2016. As of October 31, 2012, the Company had borrowed $110.0 million under the revolving credit facility and had $9.3 million in outstanding letters of credit. As of December 13, 2012, the Company had borrowed $110.0 million under the revolving credit facility, leaving $380.7 million available under the revolving credit facility.

The Company regularly evaluates both internal and external growth opportunities, including acquisition opportunities and the possible construction of new production assets, and conducts due diligence activities in connection with such opportunities. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

Contractual Obligations

Obligations under long-term debt, long-term capital leases, non-cancelable operating leases, purchase obligations relating to feed grains, other feed ingredients and packaging supplies and claims payable relating to the Company's workers' compensation insurance policy at October 31, 2012 were as follows (in thousands):

	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-term debt	$ 150,000	$ 10,000	$ 20,000	$120,000	$ 0
Capital lease obligations	10,969	757	10,212	0	0
Interest on long-term debt	14,183	5,112	8,015	1,056	0
Operating leases	10,038	3,579	4,891	1,568	0
Purchase obligations:					
Feed grains, feed ingredients and packaging supplies	317,978	315,375	2,603	0	0
Construction contracts	0	0	0	0	0
Aircraft	685	685	0	0	0
Claims payable	13,894	9,894	4,000	0	0
Total	$ 517,747	$ 345,402	$ 49,721	$122,624	$ 0

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions, and the differences could be material.

Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company), estimates of the recoverability of amounts due could be reduced by a material amount, and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Inventories

Processed and prepared inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market. When market prices for poultry are low and feed grains are high, the Company may be required to write down the carrying values of processed poultry and live inventories to fair market value, which would increase the Company's cost of sales.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The cost associated with broiler inventories, consisting principally of chicks, feed, medicine and payments to the growers who raise the chicks for us, are accumulated during the growing period. The cost associated with breeder inventories, consisting principally of breeder chicks, feed, medicine and grower payments are accumulated during the growing period. Capitalized breeder costs are then amortized over nine months using the straight-line method. Mortality of broilers and breeders is charged to cost of sales as incurred. If market prices for chicks, feed or medicine or if grower payments increase (or decrease) during the period, the Company could have an increase (or decrease) in the market value of its inventory as well as an increase (or decrease) in cost of sales. Should the Company decide that the nine month amortization period used to amortize the breeder costs is no longer appropriate as a result of operational changes, a shorter (or longer) amortization period could increase (or decrease) the cost of sales recorded in future periods. High mortality from disease or extreme temperatures would result in abnormal charges to cost of sales to write-down live poultry inventories.

The Company made an adjustment to the value of its live inventories at October 31, 2011. As with processed inventories, the value of live chickens, the costs for which are accumulated during the life of a flock as each flock is fed and cared for, must be recorded on the Company's financial statements at the lower of cost or market. Because of relatively low market prices for poultry during November and December 2011 and high feed grains, the projected cost to complete, process and sell broilers included in live inventory at October 31, 2011 was expected to exceed the market value for the finished product. Accordingly, the Company's results for the year ended October 31, 2011 include a charge of $9.0 million before income taxes to reduce the value of live inventories from cost to market. The Company's live broiler inventories are recorded at cost at October 31, 2012 because the estimated market value was higher than the estimated cost to complete those live broiler inventories. Breeders are generally not subject to lower of cost or market reserves due to their longer production lives.

Long-Lived Assets

Depreciable long-lived assets are primarily comprised of buildings and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense.

The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances that indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset. If the Company's assumptions with respect to the future expected cash flows associated with the use of long-lived assets currently recorded change, then the Company's determination that no impairment charges are necessary may change and result in the Company recording an impairment charge in a future period.

Accrued Self Insurance

Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. The Company accrues expenses in its workers' compensation and employee benefit plans for both known claims as well as claims incurred but not reported. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. Any resulting adjustments to accrued claims are reflected in current operating results. There are no material adjustments to expenses accrued in prior periods in current expenses. If historical experience proves not to be a good indicator of future expenses, if management were to use different actuarial assumptions, or if there is a negative trend in the Company's claims history, there could be a significant increase or decrease in cost of sales depending on whether these expenses increased or decreased, respectively.

Income Taxes

The Company determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. The Company is periodically audited by taxing authorities and considers any adjustments made as a result of the audits in computing the Company's income tax expense. Any audit adjustments affecting permanent differences could have an impact on the Company's effective tax rate.

Deferred income taxes are accounted for using the liability method and relate principally to depreciation expense, stock based compensation programs and self-insurance programs accounted for differently for financial and income tax purposes.

Valuation allowances are recorded when it is more likely than not some portion or all of the deferred tax asset will not be realized.

Contingencies

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. After a considerable analysis of each case, the Company determines the amount of reserves required, if any. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed reasonably estimable and probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.

New Accounting Pronouncements

In May 2011, FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". The amendments in this update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This update is effective for annual and interim periods beginning after December 15, 2011. This update is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

The Company is a purchaser of certain commodities, primarily corn and soybean meal, for use in manufacturing feed for its chickens. As a result, the Company's earnings are affected by changes in the price and availability of such feed ingredients. Feed grains are subject to volatile price changes caused by factors described below that include weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The price fluctuations of feed grains have a direct and material effect on the Company's profitability.

Generally, the Company commits to purchase feed ingredients for deferred delivery from one month to six months after the time of the committment. The Company sometimes purchases its feed ingredients for prompt delivery to its feed mills at market prices at the time of such purchases. The grain purchases are made directly with our usual grain suppliers, which are companies in the business of regularly supplying grain to end users, and do not involve options to purchase. Such purchases occur when senior management concludes that market factors indicate that prices at the time the grain is needed are likely to be higher than current prices, or where, based on current and expected market prices for the Company's poultry products, management believes it can purchase feed ingredients at prices that will allow the Company to earn a reasonable return for its shareholders. Market factors considered by management in determining whether or not and to what extent to commit to buy grain for deferred delivery include:

- Current market prices;
- Current and predicted weather patterns in the United States, South America, China and other grain producing areas, as such weather patterns might affect the planting, growing, harvesting and yield of feed grains;
- The expected size of the harvest of feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;
- Current and expected changes to the agricultural policies of the United States and foreign governments;
- The relative strength of United States currency and expected changes therein as it might impact the ability of foreign countries to buy United States feed grain commodities;
- The current and expected volumes of export of feed grain commodities as reported by governmental and private sources;
- The current and expected use of available feed grains for uses other than as livestock feed grains (such as the use of corn for the production of ethanol, which use is impacted by the price of crude oil); and
- Current and expected market prices for the Company's poultry products.

The Company purchases physical grain, not financial instruments such as puts, calls or straddles that derive their value from the value of physical grain. Thus, the Company does not use derivative financial instruments as defined in ASC 815, "Accounting for Derivatives for Instruments and Hedging Activities," or any market risk sensitive instruments of the type contemplated by Item 305 of Regulation S-K. The Company does not enter into any derivative transactions or purchase any grain-related contracts other than the physical grain contracts described above.

Although the Company does not use derivative financial instruments as defined in ASC 815 or purchase market risk sensitive instruments of the type contemplated by Item 305 of Regulation S-K, the commodities that the Company does purchase for physical delivery, primarily corn and soybean meal, are subject to price fluctuations that have a direct and material effect on the Company's profitability as mentioned above. During fiscal 2012, the Company purchased approximately 87.6 million bushels of corn and approximately 766,000 tons of soybean meal for use in manufacturing feed for its live chickens. Thus, a $1.00 change in the average market price paid per bushel for corn would have impacted the Company's cash outlays for corn by approximately $87.6 million in fiscal 2012. Likewise, a $10.00 change in the price paid per ton for soybean meal would impact the Company's cash outlays by approximately $7.66 million.

Although changes in the market price paid for feed grains impact cash outlays at the time the Company purchases the grain, such changes do not immediately impact cost of sales. The cost of feed grains is recognized in cost of sales, on a first-in-first-out basis, at the same time that the sales of the chickens that consume the feed grains are recognized. Thus, there is a lag between the time cash is paid for feed ingredients and the time the cost of such feed ingredients is reported in cost of goods sold. For example, corn delivered to a feed mill and paid for one week might be used to manufacture feed the following week. However, the chickens that eat that feed might not be processed and sold for another 48-62 days, and only at that time will the costs of the feed consumed by the chicken become included in cost of goods sold.

During fiscal 2012, the Company's average feed cost per pound of broilers processed totaled $0.3853 per pound. Feed costs per pound of broilers processed consist primarily of feed grains, but also include other feed ingredients such as vitamins, fat and mineral feed supplements. The average feed cost per pound is influenced not only by the price of feed ingredients, but also by the efficiency with which live chickens convert feed into body weight. Factors such as weather, poultry husbandry, quality of feed ingredients and the quality and health of the bird, among others, affect the quantity of feed necessary to mature chickens to the target live weight and the efficiency of that process. Generally, however, a $1.00 change in the average price paid per bushel of corn fed to a chicken during its life would have impacted average feed cost per pound of broilers processed by $0.0296, based on the quantity of grain used during fiscal 2012. Similarly, a $10.00 change in the average price paid per ton of soybean meal would have influenced the average feed cost per pound of broilers processed by $0.0026 during the fiscal 2012.

The following table shows the impact of hypothetical changes in the price of corn and soybean meal on both the Company's cash flow and cost of goods sold, based on quantities actually purchased in fiscal 2012:

Feed Ingredient	**Quantity Purchased during Fiscal 2012**	**Hypothetical Price Change**	**Impact on Cash Outlay**	**Ultimate Impact on Feed Cost per Pound of broilers Processed**
Corn	87.6 million bushels	$1.00 per bushel	$ 87.6 million	$0.0296/lb processed
Soybean meal	766,000 tons	$10.00 per ton	$ 7.66 million	$0.0026/lb processed

The Company's interest expense is sensitive to changes in the general level of interest rates in the United States. The Company maintains certain of its debt as fixed rate in nature to mitigate the impact of fluctuations in interest rates. The fair value of the Company's fixed rate debt approximates the carrying amount at October 31, 2012. Management believes the potential effects of near-term changes in interest rates on the Company's debt are not material.

The Company is a party to no other market risk sensitive instruments requiring disclosure.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited the accompanying consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2012. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanderson Farms, Inc. and subsidiaries at October 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sanderson Farms, Inc.'s internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 18, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 18, 2012

SANDERSON FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	October 31, 2012	October 31, 2011
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 27,802	$ 11,075
Accounts receivable, less allowance of $1,785,000 in 2012 and $1,373,000 in 2011	98,022	94,021
Inventories	235,912	211,753
Refundable income taxes	4,467	88,512
Deferred income taxes	3,945	6,357
Prepaid expenses	27,639	26,240
Total current assets	397,787	437,958
Property, plant and equipment:		
Land and buildings	435,412	425,911
Machinery and equipment	549,786	513,624
	985,198	939,535
Accumulated depreciation	(489,885)	(434,030)
	495,313	505,505
Other assets	3,353	5,058
Total assets	$896,453	$948,521
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 82,755	$ 66,761
Accrued expenses	42,082	35,795
Current maturities of long-term debt	10,757	11,106
Total current liabilities	135,594	113,662
Long-term debt, less current maturities	150,212	273,670
Claims payable	4,000	3,300
Deferred income taxes	56,572	50,989
Stockholders' equity:		
Preferred Stock:		
Series A Junior Participating Preferred Stock, $100 par value: authorized shares-500,000; none issued—Par value to be determined by the Board of Directors: authorized shares-4,500,000; none issued		
Common Stock, $1 par value: authorized shares-100,000,000; issued and outstanding shares- 22,968,832 in 2012 and 22,871,588 in 2011	22,969	22,872
Paid-in capital	135,283	130,528
Retained earnings	391,823	353,500
Total stockholders' equity	550,075	506,900
Total liabilities and stockholders' equity	$896,453	$948,521

See accompanying notes.

SANDERSON FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended October 31,		
	2012	**2011**	**2010**
	(In thousands, except per share data)		
Net sales	$2,386,105	$1,978,085	$1,925,445
Cost and expenses:			
Cost of sales	2,212,692	2,085,248	1,630,549
Live inventory adjustment	0	9,000	0
Selling, general and administrative	77,097	72,217	85,055
	2,289,789	2,166,465	1,715,604
Operating income (loss)	96,316	(188,380)	209,841
Other income (expense):			
Interest income	17	41	103
Interest expense	(9,201)	(6,413)	(2,708)
Other	(560)	510	19
	(9,744)	(5,862)	(2,586)
Income (loss) before income taxes	86,572	(194,242)	207,255
Income tax expense (benefit)	32,628	(67,165)	72,435
Net income (loss)	$ 53,944	$ (127,077)	$ 134,820
Earnings (loss) per share:			
Basic	$ 2.35	$ (5.74)	$ 6.07
Diluted	$ 2.35	$ (5.74)	$ 6.07
Dividends per share	$ .68	$ .68	$ .62

See accompanying notes.

SANDERSON FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	(In thousands, except shares and per share amounts)				
Balance at October 31, 2009	20,903,544	$ 20,904	$ 34,573	$ 375,231	$ 430,708
Net income for year				134,820	134,820
Cash dividends ($.62 per share)				(13,996)	(13,996)
Secondary offering of common stock	2,300,000	2,300	112,798		115,098
Purchase and retirement of common stock	(664,688)	(665)	(27,708)		(28,373)
Issuance of stock under stock compensation plans	115,824	116	(178)		(62)
Amortization of unearned compensation			7,518		7,518
Balance at October 31, 2010	22,654,680	$ 22,655	$ 127,003	$ 496,055	$ 645,713
Net loss for year				(127,077)	(127,077)
Cash dividends ($.68 per share)				(15,478)	(15,478)
Issuance of stock under stock compensation plans	216,908	217	(1,978)		(1,761)
Amortization of unearned compensation			5,503		5,503
Balance at October 31, 2011	22,871,588	$ 22,872	$ 130,528	$ 353,500	$ 506,900
Net income for year				53,944	53,944
Cash dividends ($.68 per share)				(15,621)	(15,621)
Issuance of stock under stock compensation plans	97,244	97	(26)		71
Amortization of unearned compensation			4,781		4,781
Balance at October 31, 2012	22,968,832	$ 22,969	$ 135,283	$ 391,823	$ 550,075

See accompanying notes.

SANDERSON FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,		
	2012	2011	2010
		(In thousands)	
Operating activities			
Net income (loss)	$ 53,944	$(127,077)	$ 134,820
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	59,979	51,661	44,430
Amortization of unearned compensation	4,781	5,503	7,518
Live inventory adjustment	(9,000)	9,000	0
Provision for losses on accounts receivable	412	0	82
Deferred income taxes	7,995	21,462	3,665
Change in assets and liabilities:			
Accounts receivable	(4,413)	(1,554)	(24,088)
Inventories	(15,159)	(67,464)	(12,768)
Refundable income taxes	84,045	(88,512)	0
Prepaid expenses and other assets	(271)	(4,995)	(5,719)
Accounts payable	15,994	17,324	12,559
Accrued expenses and claims payable	6,987	(19,322)	17,910
Total adjustments	151,350	(76,897)	43,589
Net cash provided by (used in) operating activities	205,294	(203,974)	178,409
Investing activities			
Capital expenditures	(49,249)	(62,958)	(144,847)
Net proceeds from sale of property and equipment	39	174	18
Net cash used in investing activities	(49,210)	(62,784)	(144,829)
Financing activities			
Borrowings from revolving line of credit	45,000	222,701	10,000
Payments on revolving line of credit	(157,701)	0	(50,000)
Principal payments on long-term debt	(10,716)	(678)	(31)
Principal payments on capital lease obligations	(390)	(370)	(991)
Dividends paid	(15,621)	(15,478)	(13,996)
Net proceeds from secondary offering of common stock	0	0	115,098
Purchase of common stock	0	0	(28,373)
Tax benefit from stock incentive plans	706	70	405
Proceeds from issuance of restricted stock under stock compensation plans	758	945	978
Proceeds (payments) from issuance of common stock under stock compensation plans	(1,393)	(2,776)	(1,445)
Net cash provided by (used in) financing activities	(139,357)	204,414	31,645
Net change in cash and cash equivalents	16,727	(62,344)	65,225
Cash and cash equivalents at beginning of year	11,075	73,419	8,194
Cash and cash equivalents at end of year	$ 27,802	$ 11,075	$ 73,419
Supplemental disclosure of cash flow information:			
Income taxes paid (refunded) net	$ (60,142)	$ 4,391	$ 62,625
Interest paid	$ 9,433	$ 6,581	$ 4,667

See accompanying notes.

1. Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Sanderson Farms, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Business: The Company is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and other prepared food items. The Company's net sales and cost of sales are significantly affected by market price fluctuations of its principal products sold and of its principal feed ingredients, corn and other grains.

The Company sells to retailers, distributors and casual dining operators primarily in the southeastern, southwestern, northeastern and western United States. Revenue is recognized when product is delivered to customers, which for domestic sales usually occurs at the time of shipment. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral. Sales to one customer accounted for 13.0%, 10.6%, and 12.0% of the Company's consolidated net sales in fiscal 2012, 2011, and 2010, respectively. Shipping and handling costs are included as a component of cost of sales.

Generally, revenue is recognized in connection with a transaction when the Company has agreed to sell, and our customer has agreed to purchase, a specific quantity of product, when delivery has occurred, when the price to the buyer has been fixed, and when collectability is reasonably assured. For most customers, this occurs when the product is delivered to customers, which for domestic sales usually occurs at the time of shipment. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for discounts, cooperative advertising allowances, product terms and other items.

RECONCILIATION OF GROSS SALES TO NET SALES DOLLARS (in millions)

Product Category	Fiscal Year	Gross Sales	Less Commissions	Less Sales Allowances, Customer Allowances and Customer Allowances For Advertising	Less Other[1]	Net Sales
Fresh Ice Packed Chicken	2010	308.0	3.2	9.7	5.8	289.3
	2011	263.9	3.9	8.5	5.3	246.2
	2012	308.4	4.3	9.8	6.9	287.4
Chill Pack Chicken	2010	576.2	4.3	10.4	2.4	559.1
	2011	670.1	6.0	8.5	3.2	652.4
	2012	821.3	6.8	10.2	5.2	799.1
Frozen Chicken	2010	218.1	0.0	0.0	3.2	214.9
	2011	272.0	0.0	0.0	1.8	270.2
	2012	314.1	0.1	0.3	0.8	312.9
Fresh Vacuum Sealed Chicken	2010	730.0	1.2	4.6	3.8	720.4
	2011	690.8	1.8	6.0	4.0	679.0
	2012	875.7	1.9	6.4	5.1	862.3
Partially Cooked Chicken	2010	122.5	0.7	0.2	0.1	121.5
	2011	107.9	1.0	0.4	0.1	106.4
	2012	90.4	0.8	0.4	0.1	89.1
Mechanically Deboned Chicken	2010	20.3	0.0	0.0	0.0	20.3
	2011	23.9	0.0	0.0	0.0	23.9
	2012	35.3	0.0	0.0	0.0	35.3
Totals	2010	1,975.1	9.4	24.9	15.3	1,925.5
	2011	2,028.6	12.7	23.4	14.4	1,978.1
	2012	2,445.2	13.9	27.1	18.1	2,386.1

(1) Other deductions include short weights, credit memos, rebates and other items, none of which, individually, is material.

Sales of offal to rendering companies are considered by-products; accordingly, these amounts reduce cost of sales and totaled $43.1 million, $35.4 million and $22.9 million in fiscal 2012, 2011 and 2010, respectively.

The Company sells certain of its products, primarily frozen chicken, either directly to foreign markets or to U.S. based customers who resell the product in foreign markets. These foreign markets are primarily Russia, Eastern Europe, China, Mexico and the Caribbean. These export sales for fiscal years 2012, 2011 and 2010 totaled approximately $318.7 million, $253.8 million and $191.4 million, respectively. The Company does not believe that the amount of sales attributable to any single foreign country is material to its total sales during any of the periods presented. The Company's export sales are facilitated through independent food brokers located in the United States and the Company's internal sales staff.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments with maturities of ninety days or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts: In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Inventories: Processed and prepared inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The costs associated with breeders, including breeder chicks, feed, medicine and grower pay, are accumulated up to the production stage and amortized over nine months using the straight-line method.

When the projected cost to complete, process and sell broilers exceeds the expected market value for the finished product, the Company reduces the value of live inventories from cost to market.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is provided by the straight-line method over the estimated useful lives of 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. During fiscal 2011 and 2010, the Company capitalized interest of $630,000 and $1,945,557 respectively to the new complex under construction in Kinston, North Carolina. With the absence of a major construction project, the Company has not capitalized any interest since the first quarter of fiscal 2011

Impairment of Long-Lived Assets: The Company continually reevaluates the carrying value of its long-lived assets based on events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation and when indicators are present, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, based on the fair value of the assets, is recognized through a charge to operations.

Self-Insurance Programs: Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. The Company accrues expenses in its workers' compensation and employee benefit plans for both known claims as well as claims incurred but not reported. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. Any resulting adjustments to accrued claims are reflected in current operating results. There are no material adjustments to expenses accrued in prior periods in current expenses. If historical experience proves not to be a good indicator of future expenses, if management were to use different actuarial assumptions, or if there is a negative trend in the Company's claims history, there could be a significant increase or decrease in cost of sales depending on whether these expenses increased or decreased, respectively.

Advertising and Marketing Costs: The Company expenses advertising costs as incurred. Advertising costs are included in selling, general and administrative expenses and totaled $1,141,000, $751,000 and $637,000 for fiscal 2012, 2011 and 2010, respectively.

Income Taxes: Deferred income taxes are accounted for using the liability method and relate principally to depreciation expense, stock based compensation programs and self-insurance programs accounted for differently for financial and income tax purposes.

Valuation allowances are recorded when it is more likely than not some or all of a deferred tax asset will not be realized.

Share-Based Compensation: The Company accounts for all share-based payments to employees, including grants of employee stock options, restricted stock and performance-based shares in the income statement based on their fair values. For performance-based shares, the Company recognizes expense when management determines the performance criteria are probable of being met.

Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Share-based payment awards entitling holders to receive non-forfeitable dividends before vesting are considered participating securities and thus included in the calculation of basic earnings per share. These awards are included in the calculation of basic earnings per share under the two-class method. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends are allocated the same amount of income as if they were outstanding shares. Diluted earnings per share includes any dilutive effects of options, warrants, restricted stock and convertible securities.

Fair Value of Financial Instruments: The Company holds certain items that are required to be measured at fair value, primarily cash equivalents representing overnight investments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level hierarchy is followed for disclosure to show the extent and level of judgment used to estimate fair value measurements:

Level 1 – Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

Level 2 – Inputs used to measure fair value, other than quoted prices included in Level 1, are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3 – Inputs used to measure fair value are unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

At October 31, 2012 and 2011, the fair value of the Company's cash equivalents of approximately $27.8 million and $11.1 million, respectively, approximated their carrying value due to the short maturity of these financial instruments and were categorized as a Level 2 measurement. Inputs used to measure fair value were primarily recent trading prices and prevailing market interest rates.

Fair values for debt are based on published forward interest rate curves using discounted cash flow analysis. The fair value and carrying value of the Company's borrowings under its credit facilities, long-term debt and capital lease obligations were as follows (in millions):

	October 31, 2012		October 31, 2011	
	Fair Value	**Carrying Value**	**Fair Value**	**Carrying Value**
Total Debt (In millions)	$ 163	$ 161	$ 285	$ 285

Reclassifications: The Company has made reclassifications to prior year financial statements to conform with the presentation for the current year financial statements. The reclassifications are for consistency of presentation and do not affect previously reported net income (loss), stockholders' equity or total assets.

Impact of Recently Issued Accounting Standards: In May 2011, FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". The amendments in this update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This update is effective for annual and interim periods beginning after December 15, 2011. This update is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2. Inventories

Inventories consisted of the following:

	October 31, 2012	October 31, 2011
	(In thousands)	
Live poultry-broilers (net of reserve) and breeders	$ 147,102	$ 124,260
Feed, eggs and other	39,343	43,628
Processed poultry	32,196	27,892
Prepared chicken	9,894	9,392
Packaging materials	7,377	6,581
	$ 235,912	$ 211,753

The Company's live broiler inventory at October 31, 2012 was recorded at cost, because the projected cost at that time to complete, process and sell broilers in inventory at October 31, 2012 was not expected to exceed the market value of the finished product. The Company recorded an adjustment to value its live broilers at October 31, 2011 at market value rather than at cost. The value of live chickens, the cost for which is accumulated during the life of a flock as each flock is fed and cared for, is recorded at the lower of cost or market value. Because market prices for corn and soybean meal were relatively high and the market prices for our finished product were relatively low, the projected cost to complete, process and sell broilers included in live inventory at October 31, 2011 was expected to exceed the market value for the finished product. Therefore, the Company's results for fiscal 2011 included a charge of $9.0 million before income taxes to reduce the value of live inventories from cost to market value. The Company recorded the inventory of breeders at October 31, 2012 and October 31, 2011 at cost, less accumulated amortization. Breeders are generally not subject to lower of cost or market reserves due to their longer production lives.

3. Prepaid expenses

Prepaid expenses consisted of the following:

	October 31, 2012	October 31, 2011
	(In thousands)	
Parts and supplies	$ 15,598	$ 13,971
Prepaid insurance	8,675	8,470
Other prepaid expenses	3,366	3,799
	$ 27,639	$ 26,240

4. Accrued expenses

Accrued expenses consisted of the following:

	October 31, 2012	October 31, 2011
	(In thousands)	
Workers' compensation claims	$ 9,894	$ 8,841
Accrued wages	7,957	6,187
Accrued rebates	6,193	5,014
Accrued vacation	5,179	4,989
Accrued property taxes	4,796	4,762
Accrued commissions	1,772	350
Accrued payroll taxes	1,728	1,961
Post retirement benefit	1,273	1,450
Deferred revenue	1,100	200
Other accrued expenses	2,190	2,041
	$42,082	$35,795

5. Long-Term debt and capital lease obligations

Long-term debt and capital lease obligations consisted of the following:

	October 31,	
	2012	2011
	(In thousands)	
Revolving credit agreement with banks (weighted average rate of 2.17% at October 31, 2012)	$110,000	$222,701
Term loan, accruing interest at 6.12%, maturing in 2016	40,000	50,000
Capital lease obligation, imputed interest at 5.53%, due in monthly installments of $112,015, including interest, maturity in 2015	10,969	11,685
6% Mississippi Business Investment Act bond-capital lease obligation, paid October 4, 2012	0	390
	160,969	284,776
Less current maturities of long-term debt and capital leases	10,757	11,106
	$150,212	$273,670

On February 23, 2011, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $500.0 million from $300.0 million. On October 4, 2012, the Company and the lenders amended the revolving credit facility. The amendment sets the annual capital expenditure limitation at $55.0 million for fiscal years 2012, 2013, 2014, and 2015, plus, for each year, up to $10.0 million permitted to be spent in the preceding fiscal year but not actually spent therein. The capital expenditure limitation for fiscal 2012, with the permitted carry over, was $65.0 million. The amendment also permits the Company to spend up to $125.0 million each in capital expenditures on the construction of two new poultry complexes, which expenditures are in addition to the annual limits. Under the facility, the Company may not exceed a maximum debt to total capitalization ratio of 55% from the date of the agreement through October 30, 2014, and 50% thereafter. The Company has a one-time right, at any time during the life of the agreement, to increase the maximum debt to total capitalization ratio then in effect by 5% in connection with the construction of either of two new poultry complexes at locations to be determined by the Company, but within the United States, for the four fiscal quarters beginning on the first day of the fiscal quarter during which the Company gives written notice of its intent to exercise this right. The Company did not exercise this right in fiscal 2012. The amendment also sets a minimum net worth requirement that at October 31, 2012, was $400.0 million. The total committed credit under the amended facility remains at $500.0 million. The credit remains unsecured and, unless extended, will expire on February 23, 2016. As of October 31, 2012, the Company had borrowed $110.0 million under the revolving credit facility and had $9.3 million in outstanding letters of credit. As of December 13, 2012, the Company had borrowed $110.0 million under the revolving credit facility, leaving $380.7 million available under the revolving credit facility.

The Company has the option to borrow funds under the revolving line of credit based on the Prime interest rate or the Libor interest rate plus a spread ranging from 1.00% to 2.75%. The spread on Libor borrowings and the commitment fee for the unused balance of the revolving credit agreement are determined based upon the Company's leverage ratio as follows:

Level	Leverage Ratio	Spread	Commitment Fee
1	< 25%	1.00%	0.35%
2	≥ 25% and < 35%	1.25%	0.40%
3	≥ 35% and < 45%	1.75%	0.45%
4	≥ 45% and < 55%	2.25%	0.50%
5	≥ 55%	2.75%	0.50%

The term loan consists of a private placement of $40.0 million in unsecured debt. The term loan matures in 2016 with annual principal installments of $10.0 million which began in 2012. The term loan has net worth, current ratio and debt to capitalization covenants comparable to that of the Company's revolving credit facility. The Company was in compliance with all covenants at October 31, 2012.

The aggregate annual maturities of long-term debt and capital lease obligations at October 31, 2012 are as follows (in thousands):

Fiscal Year	Amount
2013	$ 10,757
2014	10,799
2015	19,413
2016	120,000
	$160,969

6. Income Taxes

Income tax expense (benefit) consisted of the following:

	Years Ended October 31,		
	2012	2011	2010
	(In thousands)		
Current:			
Federal	$23,641	$(84,207)	$63,479
State	992	(4,420)	5,291
	24,633	(88,627)	68,770
Deferred:			
Federal	6,435	23,656	2,622
State	(40)	(11,869)	1,043
Change in valuation allowance	1,600	9,675	0
	7,995	21,462	3,665
	$32,628	$(67,165)	$72,435

Significant components of the Company's deferred tax assets and liabilities were as follows:

	October 31,	
	2012	2011
	(In thousands)	
Deferred tax liabilities:		
Property, plant and equipment	$ 66,957	$65,015
Prepaid and other assets	1,374	1,420
Total deferred tax liabilities	68,331	66,435
Deferred tax assets:		
Accrued expenses and accounts receivable	7,742	8,344
Inventory	670	3,575
Compensation on restricted stock	6,523	8,504
State income tax credits carryforward	11,275	9,675
Other	769	1,380
Valuation allowance	(11,275)	(9,675)
Total deferred tax assets	15,704	21,803
Net deferred tax liabilities	$ 52,627	$44,632
Current deferred tax assets	$ (3,945)	$ (6,357)
Long-term deferred tax liabilities	56,572	50,989
Net deferred tax liabilities	$ 52,627	$44,632

The differences between the consolidated effective income tax rate and the federal statutory rate of 35.0% are as follows:

	Years Ended October 31,		
	2012	2011	2010
		(In thousands)	
Income taxes at statutory rate	$30,300	$(67,985)	$72,539
State income taxes	1,659	(4,299)	4,117
State income tax credits	(1,600)	(9,675)	(273)
Federal income tax credits	(130)	(748)	(463)
Federal manufacturers deduction) recapture	(2,191)	5,281	(4,129)
Nondeductible expenses	3,008	678	639
Other, net	(18)	(92)	5
Change in valuation allowance	1,600	9,675	0
Income tax expense (benefit)	$32,628	$(67,165)	$72,435

Included in the deferred tax assets at October 31, 2012 are North Carolina Investing in Business Property Credit and North Carolina Jobs Credits totaling $11,275,000. The Investing in Business Property Credit provides a 7% investment tax credit for property located in a North Carolina development area. The Creating Jobs Credit provides a tax credit for increased employment in North Carolina. It is management's opinion that the North Carolina income tax credits will not be utilized before they expire and a $11,275,000 gross valuation allowance has been recorded. These credits expire between fiscal years 2017 and 2021.

7. Earnings Per Share

Certain share-based payment awards entitling holders to receive non-forfeitable dividends before vesting are considered participating securities and thus included in the calculation of basic earnings per share, to the extent they are dilutive. These awards are included in the calculation of basic earnings per share under the two-class method. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends are allocated the same amount of income as if they were outstanding shares.

The following table presents earnings (loss) per share calculated in accordance with requirements of ASC 260.

	For the year ended	
	October 31, 2012	October 31, 2011
Net income (loss)	$ 53,944	$(127,077)
Distributed and undistributed (earnings) to unvested restricted stock	(1,612)	0
Distributed and undistributed earnings to common shareholders — Basic	$ 52,332	$(127,077)
Weighted average shares outstanding — Basic	22,280	22,130
Weighted average shares outstanding — Diluted	22,282	22,130
Earnings per common share — Basic	$ 2.35	$ (5.74)
Earnings per common share — Diluted	$ 2.35	$ (5.74)

8. Employee Benefit Plans

The Company has an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP are made at the discretion of the Company's Board of Directors. Total contributions to the ESOP were $3,800,000 and $9,000,000 in fiscal 2012 and 2010, respectively. The Company did not make a contribution to the ESOP during fiscal 2011, as contributions are dependent upon profitability.

The Company has a 401(k) Plan which covers substantially all employees after one year of service. Participants in the Plan may contribute up to the maximum allowed by IRS regulations. The Company matches 100% of employee contributions to the 401(k) Plan up to 3% of each employee's salary, and 50% of employee contributions between 3% and 5% of each employee's salary. The Company's contributions to the 401(k) Plan totaled $5,481,000 in fiscal 2012, $4,992,000 in fiscal 2011, and $4,505,000 in fiscal 2010.

9. Stock Compensation Plans

On February 17, 2005, the shareholders of the Company approved the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan (the "Plan"). The Plan allows the Company's Board of Directors to grant certain incentive awards including stock options, stock appreciation rights, restricted stock, and other similar awards. The Company was authorized to award up to 2,250,000 shares under the Plan. On February 17, 2011, the shareholders approved changes to the plan to increase the shares that may be issued under the plan from 2,250,000 to 3,500,000 shares and to increase the number of shares that may be granted in the form of restricted stock from 562,500 to 1,562,500 shares.

Pursuant to the Plan, the Company's Board of Directors approves agreements for the issuance of restricted stock to directors, executive officers and other key employees. Restricted stock granted in fiscal 2010, 2011 and 2012 vests three to four years from the date of grant. In some cases, the vesting schedule is accelerated upon death, disability or retirement of the participant or upon a change in control, as defined. Restricted stock grants are valued based upon the closing market price of the Company's Common Stock on the date of grant and are recognized as compensation expense over the vesting period. Compensation expense related to restricted stock grants totaled $4,584,000, $3,816,000, $4,055,000 during fiscal 2012, 2011 and 2010, respectively.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Shares	Weighted Average Grant Price
Outstanding at October 31, 2006	379,000	$ 43.81
Granted during fiscal 2007	15,000	$ 33.70
Vested during 2007	0	$ 0.00
Forfeited during 2007	(5,050)	$ 42.62
Outstanding at October 31, 2007	388,950	$ 42.79
Granted during fiscal 2008	45,209	$ 35.00
Vested during 2008	(21,000)	$ 44.56
Forfeited during 2008	(3,485)	$ 41.36
Outstanding at October 31, 2008	409,674	$ 41.86
Granted during fiscal 2009	78,826	$ 36.12
Vested during 2009	(9,000)	$ 25.53
Forfeited during 2009	0	$ 0.00
Outstanding at October 31, 2009	479,500	$ 41.22
Granted during fiscal 2010	127,150	$ 40.80
Vested during 2010	(96,838)	$ 36.93
Forfeited during 2010	(16,864)	$ 38.99
Outstanding at October 31, 2010	492,948	$ 41.98
Granted during fiscal 2011	112,025	$ 43.70
Vested during 2011	(35,193)	$ 40.21
Forfeited during 2011	(3,267)	$ 40.10
Outstanding at October 31, 2011	566,513	$ 42.44
Granted during fiscal 2012	118,175	$ 48.50
Vested during 2012	(81,819)	$ 39.97
Forfeited during 2012	(14,669)	$ 43.32
Outstanding at October 31, 2012	588,200	$ 48.40

As reflected in the schedule above, 243,850 shares of the restricted stock awards were vested as of October 31, 2012. Of the 243,850 shares vested as of October 31, 2012, 63,286 were withheld by the Company to satisfy the tax withholding obligations of the recipients. The Company had $7.4 million in unrecognized share-based compensation costs as of October 31, 2012 that will be recognized over a weighted average period of 1.5 years.

Also pursuant to the Plan, the Company's Board of Directors approves Management Share Purchase Plan agreements (the "Purchase Plan") that authorize the issuance of shares of restricted stock to the Company's directors, executive officers and other key employees. Pursuant to the Purchase Plan, non-employee directors may elect to receive up to 100 percent of their annual retainer and meeting fees in the form of restricted stock. Other participants may elect to receive up to 15 percent of their salary and up to 75 percent of any bonus earned in the form of restricted stock. The purchase price of the restricted stock is the closing market price of the Company's Common Stock on the date of purchase. The Company makes matching contributions of 25 percent of the restricted shares purchased by participants. Restricted stock issued pursuant to the Purchase Plan vests after three years or immediately upon death, disability, or change in control, as defined. If an employee retires, or a non-employee director retires upon the expiration of his or her board term, the participant's Purchase Plan shares vest immediately.

If a participant's employment or service as a director is terminated for any other reason prior to the three-year vesting period, the participant forfeits the matching contribution and the Company may, at its option, repurchase restricted stock purchased by the participant at the price paid by the participant. Matching contributions are recognized as compensation expense over the vesting period. During fiscal 2012, 2011 and 2010, the participants purchased a total of 16,359, 21,497 and 22,081 shares of restricted stock pursuant to the Purchase Plan, valued at an average $48.13, $43.97 and $46.38 per share, respectively, and the Company issued 4,005, 5,277 and 5,437 matching shares, valued at an average $48.13, $43.97 and $46.37 per share, respectively. Compensation expense related to the Company's matching contribution totaled approximately $197,000, $201,000 and $273,000 in fiscal 2012, 2011 and 2010, respectively.

During fiscal 2012, 2011 and 2010 the Company entered into performance share agreements that grant certain officers and key employees the right to receive shares of the Company's common stock, subject to the Company's achievement of certain performance measures. The performance share agreements specify a target number of shares that a participant can receive based upon the Company's average return on equity and average return on sales, as defined, during a two-year performance period beginning November 1 of each performance period. Although the performance share agreements have a two year performance period, they are subject to an additional year holding period before they are paid out. If the Company's average return on equity and average return on sales exceed certain threshold amounts for the performance period, participants will receive 50 percent to 200 percent of the target number of shares, depending upon the Company's level of performance. The target number of shares specified in the performance share agreements executed during fiscal 2008 totaled 67,820, during fiscal 2009 totaled 60,500, during fiscal 2010 totaled 70,000, during fiscal 2011 totaled 86,725 and during fiscal 2012 totaled 95,175. The Company recorded compensation cost of $1,485,000 and $3,190,000 during fiscal 2011 and 2010, respectively, related to the performance share agreements entered into during fiscal 2008 and 2009. No compensation cost was recorded related to performance share agreements entered into during fiscal 2012, fiscal 2011 and fiscal 2010, as the minimum performance measures specified in the agreements were not met or management does not believe it is probable the measures will be met.

Under the Company's Stock Option Plan, 2,250,000 shares of Common Stock were reserved for grant to key management personnel. Options outstanding at October 31, 2008 were granted in fiscal 2002, had ten-year terms and vested over four years beginning one year after the date of grant. The Company did not grant any options during fiscal 2012, 2011 or 2010. The Stock Option Plan has been superseded by the Plan described above and no further options may be issued under the Stock Option Plan.

A summary of the Company's stock option activity and related information is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at October 31, 2009	21,564	$ 11.72
Granted	0	0.00
Exercised	(14,063)	11.37
Forfeited	0	0.00
Outstanding at October 31, 2010	7,501	12.37
Granted	0	0.00
Exercised	(1,500)	12.37
Forfeited	0	0.00
Outstanding at October 31, 2011	6,001	12.37
Granted	0	0.00
Exercised	(6,000)	12.37
Forfeited	(1)	12.37
Outstanding at October 31, 2012	0	$ 0.00

During the fiscal year ended October 31, 2012, 6,000 options were exercised with an intrinsic value of $197,600 and 1 option was forfeited with an intrinsic value of $32.93.

10. Other Matters

The Company has vehicle and equipment operating leases that expire at various dates through fiscal 2017. Rental expense under these leases totaled $6.8 million, $7.7 million, and $7.7 million during fiscal 2012, 2011 and 2010, respectively. The minimum lease payments of obligations under non-cancelable operating leases at October 31, 2012 were as follows (in millions):

Fiscal Year	Amount
2013	$ 3.6
2014	2.6
2015	2.3
2016	1.4
2017	0.1
	$ 10.0

At October 31, 2012, the Company's estimated contractual obligations for feed grains, feed ingredients, and packaging supplies totaled $318 million, with approximately $315.4 million due in less than one year and the remainder due in 1 to 3 years.

On February 16, 2012, two of our former employees sued us and seven of our current and former employees in the United States District Court for the Middle District of Georgia for damages allegedly caused to them by our alleged violations of the federal and State of Georgia's Racketeer Influenced and Corrupt Organizations ("RICO") Acts. The plaintiffs filed the lawsuit on behalf of all hourly-paid workers legally authorized to be employed in the United States who have been employed at our processing plant located in Moultrie, Georgia since 2008.

The plaintiffs allege in their complaint that the Company conspired to knowingly hire undocumented immigrants at the Moultrie plant to "save Sanderson millions of dollars in labor costs because illegal aliens will work for extremely low wages, will typically not complain about workplace conditions and injuries, and because of their vulnerable situation, will accede to managers' demands to work harder than American citizens and legal aliens."

The action is brought as a class action lawsuit on behalf of all persons legally authorized to be employed in the United States who have been employed at the Moultrie plant as hourly wage earners in the four years before the filing of the case, and the plaintiffs seek certification of that class. The plaintiffs are suing for money damages, injunctive relief and revocation of our license to conduct business in the State of Georgia.

On September 13, 2012, the Court entered an Order granting a motion to dismiss the Complaint, but provided the plaintiffs an opportunity to amend the Complaint on one of the alleged violations. Consequently, an Amended Complaint was filed by the plaintiffs on October 5, 2012. A motion to dismiss the Amended Complaint has been filed, and the plaintiffs have filed their response in opposition to that motion.

Based on our present knowledge, we consider the claims made in the amended lawsuit to be baseless.

The Company is involved in various claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation, or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. After a considerable analysis of each case, the Company determines the amount of reserves required, if any. As of October 31, 2012 the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed reasonably estimable and probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of reserves or by accruals of losses to reflect any adverse determinations in these legal proceedings.

11. Quarterly Financial Data (unaudited)

	Fiscal Year 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data) (Unaudited)			
Net sales	$517,826	$595,046	$624,854	$648,379
Gross profit	8,822	59,145	69,614	35,832
Net income (loss)	(7,989)	23,865	28,721	9,347
Diluted earnings (loss) per share	$ (0.36)	$ 1.05	$ 1.25	$ 0.41

	Fiscal Year 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data) (unaudited)			
Net sales	$427,732	$479,342	$511,169	$559,842
Gross profit (loss)	(31,207)	(6,024)	(67,427)	(11,505)
Net income (loss)	(33,556)	(16,276)	(55,683)	(21,562)
Diluted earnings (loss) per share	$ (1.52)	$ (0.74)	$ (2.51)	$ (0.97)

SANDERSON FARMS, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
SCHEDULE II

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions Describe (1)	Balance at End of Period
			(In Thousands)		
Year ended October 31, 2012					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$ 1,373	$ 412		$ 0	$ 1,785
Year ended October 31, 2011					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$ 1,373	$ 0		$ 0	$ 1,373
Year ended October 31, 2010					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$ 1,373	$ 83		$ 83	$ 1,373

(1) Uncollectible accounts written off, net of recoveries

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2012 an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of October 31, 2012. There have been no changes in the Company's internal control over financial reporting during the fourth quarter ended October 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment we have concluded that, as of October 31, 2012, the Company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm, Ernst & Young LLP, has provided an attestation report on the Company's internal control over financial reporting as of October 31, 2012.

Item 9B. Other Information.

Not applicable.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited Sanderson Farms, Inc. and subsidiaries' internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sanderson Farms, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sanderson Farms, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2012 of Sanderson Farms, Inc. and subsidiaries and our report dated December 18, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 18, 2012

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning the Directors of the Registrant and the nominees for election as Directors appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

Information concerning the executive officers of the Registrant is set forth in Item 4A of Part I of this Annual Report.

The Registrant also incorporates by reference, as permitted by General Instruction G(3) to Form 10-K, information appearing in its definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b) related to the filing of reports under Section 16 of the Securities Exchange Act of 1934.

The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, whose members are John H. Baker, III (Vice Chairman), Robert C. Khayat, Phil K. Livingston, Dianne Mooney, Gail J. Pittman and Charles W. Ritter, Jr. (Chairman). All members of the audit committee are independent directors under the listing standards of the NASDAQ Stock Market LLC. The Registrant's Board of Directors has determined that Phil K. Livingston is an audit committee financial expert.

The Registrant has adopted a code of ethics that applies to its senior financial personnel, including its chief executive officer, chief financial officer and chief accounting officer. The Registrant will provide a copy of the code of ethics free of charge to any person upon request to:

Sanderson Farms, Inc.
P.O. Box 988
Laurel, Mississippi 39441
Attn.: Chief Financial Officer

Requests can also be made by phone at (601) 649-4030.

Item 11. Executive Compensation.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning remuneration of Directors and executive officers of the Registrant appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning beneficial ownership of the Registrant's Common Stock, which is the only class of the Registrant's voting securities, appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

The following table provides information as of October 31, 2012 with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Registrant are authorized for issuance. The Registrant has no equity compensation plan not approved by security holders. All outstanding awards were issued under the Registrant's Stock Incentive Plan approved by shareholders on February 17, 2005 and amended and approved by shareholders on February 17, 2011. No further options or other awards may be granted under the Stock Option Plan. There are 3,500,000 shares of common stock authorized for issuance under the Stock Incentive Plan.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	(b) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(2)
Equity compensation plans approved by security holders	182,500	1,052,043
Equity compensation plans not approved by security holders	0	0
Total	182,500	1,052,043

(1) This column reflects 182,500 unearned performance shares outstanding at October 31, 2012 at the maximum level. However, management currently believes that it is not probable that we will achieve the minimum performance criteria for those unearned performance shares, such that none of those performance shares will be earned.

(2) This column reflects the 834,509 shares of restricted stock granted to participants under the Stock Incentive Plan, the 213,321 shares of restricted stock purchased by or granted to participants under the MSPP provisions of the Stock Incentive Plan, and the 140,003 performance shares that have been earned under the Stock Incentive Plan, in each case since the inception of the plan and net of forfeitures, but including shares withheld at the election of the participants to satisfy tax obligations.

Item 13. Certain Relationships and Related Transactions and Director Independence.

As permitted by General Instruction G(3) to Form 10-K, information, if any, required to be reported by Item 13 of Form 10-K, with respect to transactions with management and others, certain business relationships, indebtedness of management, and transactions with promoters, is set forth in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information, if any, is incorporated herein by reference to the definitive proxy statement.

Item 14. Principal Accounting Fees and Services.

As permitted by General Instruction G(3) to Form 10-K, information required to be reported by Item 14 of Form 10-K is set forth in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). That information is incorporated by reference into this Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)1. FINANCIAL STATEMENTS:

The following consolidated financial statements of the Registrant are included in Item 8:

Consolidated Balance Sheets — October 31, 2012 and 2011

Consolidated Statements of Operations — Years ended October 31, 2012, 2011 and 2010

Consolidated Statements of Stockholders' Equity — Years ended October 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows — Years ended October 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements — October 31, 2012

(a)2. FINANCIAL STATEMENT SCHEDULES:

The following consolidated financial statement schedules of the Registrant are included in Item 8:

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted as they are not required, are not applicable or the required information is set forth in the Financial Statements or notes thereto.

(a) 3. EXHIBITS:

The following exhibits are filed with this Annual Report or are incorporated herein by reference:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.7	By-Laws of the Registrant, amended and restated as of April 23, 2009. (Incorporated by reference to Exhibit 3 filed with the Registrant's Current Report on Form 8-K on April 28, 2009.)
10.1	Contract dated July 31, 1964 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)

Exhibit Number	Description
10.2	Contract Amendment dated December 1, 1970 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-1 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.3	Contract Amendment dated June 11, 1985 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-2 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.4	Contract Amendment dated October 7, 1986 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-3 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.5+	Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.6+	First Amendment dated November 1, 2007 to Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2007.)
10.7+	Amendment Number 2 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan dated October 23, 2008. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2008.)
10.8+	Amendment dated January 29, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.9+	Amendment dated July 23, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.10+	Amendment dated July 21, 2010 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2010.)
10.11+*	Amendment dated October 25, 2012 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan.
10.12+	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, as amended and restated on February 17, 2011. (Incorporated by reference to Appendix A to the Registrant's definitive proxy statement filed on January 14, 2011 for its annual meeting held February 17, 2011.)
10.13+	Sanderson Farms, Inc. Bonus Award Program effective November 1, 2011. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed January 26, 2011.)
10.14+	Sanderson Farms, Inc. Supplemental Disability Plan effective September 1, 2008. (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Registrant on October 1, 2008).
10.15+	Form of Restricted Stock Agreement between the Registrant and its officers and employees who are granted restricted stock with a ten-year resting period, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.16+	Form of Share Purchase Agreement between the Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.17+	Form of Share Purchase Agreement between the Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2008.)

Exhibit Number	Description
10.18+	Form of Restricted Stock Agreement between the Registrant and its officers and employees who are granted restricted stock with a four-year vesting period, as amended (for awards granted before August 2009). (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.19+	Form of Restricted Stock Agreement between Registrant and its officers and employees who are gı restricted stock with a four-year vesting period (for awards granted after August 2009). (Incorporat reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended Octob 2009.)
10.20+	Form of Restricted Stock Agreement between the Registrant and its non-employee directors who are granted restricted stock, as amended. (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.21+	Form of Amendment Number 1 dated as of December 13, 2010 to Restricted Stock Agreement dated January 29, 2009, Restricted Stock Agreement dated November 1, 2009 and Restricted Stock Agreement dated December 21, 2009. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed December 23, 2010.)
10.22+	Form of Restricted Stock Agreement for restricted stock granted to officers and employees on February 17 2011 (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed February 22, 2011.)
10.23+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2010). (Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2009.)
10.24+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2011). (Incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for year ended October 31, 2010.)
10.25+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2012). (Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2011.)
10.26+*	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2013).
10.27+	Employment Agreement dated as of September 15, 2009 between the Registrant and Joe F. Sanderson, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.28+	Employment Agreement dated as of September 15, 2009 between the Registrant and Lampkin Butts (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.29+	Employment Agreement dated as of September 15, 2009 between the Registrant and D. Michael Cockrell (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.30	Memorandum of Agreement dated June 13, 1989, between Pike County, Mississippi and the Registrant. (Incorporated by reference to Exhibit 10-L filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990.)
10.31	Wastewater Treatment Agreement between the City of Magnolia, Mississippi and the Registrant dated August 19, 1991. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.32	Memorandum of Agreement and Purchase Option between Pike County, Mississippi and the Registrant dated May 1991. (Incorporated by reference to Exhibit 10-N filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)

Exhibit Number	Description
10.33	Lease Agreement between Pike County, Mississippi and the Registrant dated as of November 1, 1992. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1993.)
10.34	Lease Agreement dated as of December 1, 2004 between Moultrie-Colquitt County Development Authority, as Lessor, and Sanderson Farms, Inc. (Processing Division) as Lessee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.35	Bond Purchase Loan Agreement between Moultrie-Colquitt County Development Authority, as Issuer, and Sanderson Farms, Inc. (Processing Division), as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.36	Credit Agreement dated February 23, 2011 among Sanderson Farms, Inc. and Harris, N.A. as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed February 25, 2011.)
10.37	Guaranty Agreement dated February 23, 2011 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed February 25, 2011.)
10.38	First Amendment to Credit Agreement dated October 4, 2012 among Sanderson Farms, Inc., the banks party thereto and BMO Harris Bank N.A., as agent for the banks. (Incorporated by reference to Exhibit 10.1 filed with the Registrants' Current Report on Form 8-K filed October 9, 2012.)
10.39	Note Purchase Agreement dated as of April 28, 2006 between Sanderson Farms, Inc. and Northwest Farm Credit Services, PCA. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.40	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Foods Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.41	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Production Division). (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.42	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.43	Intercreditor Agreement dated as of April 28, 2006 among The Lincoln National Life Insurance Company, Northwest Farm Credit Services, PCA, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.44	Lease Agreement dated as of July 1, 2006 between Adel Industrial Development Authority as Lessor, and Sanderson Farms, Inc. (Production Division) as Lessee. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.45	Bond Purchase Agreement dated as of July 31, 2006 between Sanderson Farms, Inc. (Production Division) as Purchaser and Adel Industrial Development Authority as Issuer. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)

Exhibit Number	Description
21	List of Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002.)
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1**	Section 1350 Certification.
32.2**	Section 1350 Certification.
Exhibit 101.INS***	XBRL Instance Document
Exhibit 101.SCH***	XBRL Taxonomy Extension Schema
Exhibit 101.CAL***	XBRL Taxonomy Extension Calculation Linkbase
Exhibit 101.DEF***	XBRL Taxonomy Extension Definition Linkbase
Exhibit 101.LAB***	XBRL Taxonomy Extension Label Linkbase
Exhibit 101.PRE***	XBRL Taxonomy Extension Presentation Linkbase

-

* Filed herewith.

** Furnished herewith.

*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

\+ Management contract or compensatory plan or arrangement.

(b) Agreements Available Upon Request by the Commission.

The Registrant's credit agreement with the banks for which Bank of Montreal acts as agent is filed or incorporated by reference as an exhibit to this report. The Registrant is a party to various other agreements defining the rights of holders of long-term debt of the Registrant, but, of those other agreements, no single agreement authorizes securities in an amount which exceeds 10% of the total assets of the Company. Upon request of the Commission, the Registrant will furnish a copy of any such agreement to the Commission. Accordingly, such agreements are omitted as exhibits as permitted by Item 601(b)(4)(iii) of Regulation S-K.

QUALIFICATION BY REFERENCE

Any statement contained in this Annual Report concerning the contents of any contract or other document filed as an exhibit to this Annual Report or incorporated herein by reference is not necessarily complete, and in each instance reference is made to the copy of the document filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDERSON FARMS, INC.

By: /s/ Joe F. Sanderson, Jr.
Chairman of the Board and Chief Executive Officer

Date: December 18, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the dates indicated.

Signature	Date
/s/ Joe F. Sanderson, Jr. Joe F. Sanderson, Jr., Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	12/18/12
/s/ John H. Baker, III John H. Baker, III, Director	12/18/12
/s/ Fred Banks, Jr. Fred Banks, Jr. Director	12/18/12
/s/ John Bierbusse John Bierbusse, Director	12/18/12
/s/ Lampkin Butts Lampkin Butts, Director, President and Chief Operating Officer	12/18/12
/s/ D. Michael Cockrell D. Michael Cockrell, Director, Treasurer and Chief Financial Officer	12/18/12
/s/ Ms. Toni Cooley Toni Cooley Director	12/18/12
/s/ Tim Rigney Tim Rigney, Secretary and Chief Accounting Officer (Principal Accounting Officer)	12/18/12
/s/ Beverly Wade Hogan Beverly Wade Hogan, Director	12/18/12
/s/ Robert C. Khayat Robert C. Khayat Director	12/18/12
/s/ Phil K. Livingston Phil K. Livingston, Director	12/18/12
/s/ Dianne Mooney Dianne Mooney Director	12/18/12
/s/ Gail Jones Pittman Gail Jones Pittman, Director	12/18/12
/s/ Charles W. Ritter, Jr. Charles W. Ritter, Jr., Director	12/18/12

EXHIBITS:

The following exhibits are filed with this Annual Report or are incorporated herein by reference:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.7	By-Laws of the Registrant, amended and restated as of April 23, 2009. (Incorporated by reference to Exhibit 3 filed with the Registrant's Current Report on Form 8-K on April 28, 2009.)
10.1	Contract dated July 31, 1964 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.2	Contract Amendment dated December 1, 1970 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-1 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.3	Contract Amendment dated June 11, 1985 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-2 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.4	Contract Amendment dated October 7, 1986 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-3 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.5+	Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.6+	First Amendment dated November 1, 2007 to Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2007.)
10.7+	Amendment Number 2 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan dated October 23, 2008. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2008.)
10.8+	Amendment dated January 29, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.9+	Amendment dated July 23, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)

Exhibit Number	Description
10.10+	Amendment dated July 21, 2010 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2010.)
10.11+*	Amendment dated October 25, 2012 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan.
10.12+	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, as amended and restated on February 17, 2011. (Incorporated by reference to Appendix A to the Registrant's definitive proxy statement filed on January 14, 2011 for its annual meeting held February 17, 2011.)
10.13+	Sanderson Farms, Inc. Bonus Award Program effective November 1, 2011. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed January 26, 2011.)
10.14+	Sanderson Farms, Inc. Supplemental Disability Plan effective September 1, 2008. (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Registrant on October 1, 2008).
10.15+	Form of Restricted Stock Agreement between the Registrant and its officers and employees who are granted restricted stock with a ten-year resting period, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.16+	Form of Share Purchase Agreement between the Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.17+	Form of Share Purchase Agreement between the Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2008.)
10.18+	Form of Restricted Stock Agreement between the Registrant and its officers and employees who are granted restricted stock with a four-year vesting period, as amended (for awards granted before August 2009). (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.19+	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock with a four-year vesting period (for awards granted after August 2009). (Incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2009.)
10.20+	Form of Restricted Stock Agreement between the Registrant and its non-employee directors who are granted restricted stock, as amended. (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.21+	Form of Amendment Number 1 dated as of December 13, 2010 to Restricted Stock Agreement dated January 29, 2009, Restricted Stock Agreement dated November 1, 2009 and Restricted Stock Agreement dated December 21, 2009. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed December 23, 2010.)
10.22+	Form of Restricted Stock Agreement for restricted stock granted to officers and employees on February 17, 2011 (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed February 22, 2011.)
10.23+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2010). (Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2009.)
10.24+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2011). (Incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for year ended October 31, 2010.)
10.25+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2012). (Incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2011.)

Exhibit Number	Description
10.26+*	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2013).
10.27+	Employment Agreement dated as of September 15, 2009 between the Registrant and Joe F. Sanderson, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.28+	Employment Agreement dated as of September 15, 2009 between the Registrant and Lampkin Butts (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.29+	Employment Agreement dated as of September 15, 2009 between the Registrant and D. Michael Cockrell (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.30	Memorandum of Agreement dated June 13, 1989, between Pike County, Mississippi and the Registrant. (Incorporated by reference to Exhibit 10-L filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990.)
10.31	Wastewater Treatment Agreement between the City of Magnolia, Mississippi and the Registrant dated August 19, 1991. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.32	Memorandum of Agreement and Purchase Option between Pike County, Mississippi and the Registrant dated May 1991. (Incorporated by reference to Exhibit 10-N filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.33	Lease Agreement between Pike County, Mississippi and the Registrant dated as of November 1, 1992. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1993.)
10.34	Lease Agreement dated as of December 1, 2004 between Moultrie-Colquitt County Development Authority, as Lessor, and Sanderson Farms, Inc. (Processing Division) as Lessee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.35	Bond Purchase Loan Agreement between Moultrie-Colquitt County Development Authority, as Issuer, and Sanderson Farms, Inc. (Processing Division), as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.36	Credit Agreement dated February 23, 2011 among Sanderson Farms, Inc. and Harris, N.A. as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed February 25, 2011.)
10.37	Guaranty Agreement dated February 23, 2011 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed February 25, 2011.)
10.38	First Amendment to Credit Agreement dated October 4, 2012 among Sanderson Farms, Inc., the banks party thereto and BMO Harris Bank N.A., as agent for the banks. (Incorporated by reference to Exhibit 10.1 filed with the Registrants' Current Report on Form 8-K filed October 9, 2012.)
10.39	Note Purchase Agreement dated as of April 28, 2006 between Sanderson Farms, Inc. and Northwest Farm Credit Services, PCA. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.40	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Foods Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.41	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Production Division). (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)

Exhibit Number	Description
10.42	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.43	Intercreditor Agreement dated as of April 28, 2006 among The Lincoln National Life Insurance Company, Northwest Farm Credit Services, PCA, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.44	Lease Agreement dated as of July 1, 2006 between Adel Industrial Development Authority as Lessor, and Sanderson Farms, Inc. (Production Division) as Lessee. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.45	Bond Purchase Agreement dated as of July 31, 2006 between Sanderson Farms, Inc. (Production Division) as Purchaser and Adel Industrial Development Authority as Issuer. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
21	List of Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002.)
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1**	Section 1350 Certification.
32.2**	Section 1350 Certification.
Exhibit 101.INS***	XBRL Instance Document
Exhibit 101.SCH***	XBRL Taxonomy Extension Schema
Exhibit 101.CAL***	XBRL Taxonomy Extension Calculation Linkbase
Exhibit 101.DEF***	XBRL Taxonomy Extension Definition Linkbase
Exhibit 101.LAB***	XBRL Taxonomy Extension Label Linkbase

-

* Filed herewith.

** Furnished herewith.

*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

\+ Management contract or compensatory plan or arrangement.

Exhibit 10.11

SANDERSON FARMS, INC. AND AFFILIATES
EMPLOYEE STOCK OWNERSHIP PLAN
(As Amended and Restated Effective August 1, 2006)

WHEREAS, Sanderson Farms Inc. (the "Corporation") maintains the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006 (the "Plan") for the benefit of the employees of the Corporation and its participating affiliates;

WHEREAS, Section 12.1 of the Plan provides that the Corporation, through action of its Board of Directors, may amend the Plan at any time; and

WHEREAS, the Corporation desires to amend the Plan to provide that the Plan may make a distribution to an alternate payee pursuant to a "qualified domestic relations order" within the meaning of Section 414(p) of the Internal Revenue Code of 1986, as amended, prior to the time the Plan may make a distribution to the respective participant.

NOW THEREFORE BE IT RESOLVED, that, effective November 1, 2011, the Plan shall be amended by restating Section 13.2 in its entirety as follows:

> Section 13.2 Qualified Domestic Relations Order. The Administrative Committee shall comply with the terms of any judgment, decree or order (including approval of a property settlement agreement) which is a qualified domestic relations order, within the meaning of Section 414(q) of the Code ("QDRO"). Notwithstanding any other provision hereof, the Plan may make a distribution to an alternate payee pursuant to a QDRO prior to the time the Plan may make a distribution to the respective Participant (*i.e.,* the Participant's Total and Permanent Disability, Termination of Employment, hardship or attainment of age 62).

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan on this day of October, 2012.

SANDERSON FARMS, INC.

By: ______________________________
Title: ______________________________

Exhibit 10.26

SANDERSON FARMS, INC.

PERFORMANCE SHARE AGREEMENT

This PERFORMANCE SHARE AGREEMENT (this "Agreement"), made and entered into as of the 1st day of November, 2012 (the "Grant Date"), by and between (the "Participant") and Sanderson Farms, Inc. (together with its subsidiaries and affiliates, the "Company"), sets forth the terms and conditions of a Performance Share Award issued pursuant to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, as amended and restated on February 17, 2011 (the "Plan") and this Agreement. Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan.

1. Grant and Issuance of Performance Shares; Definition of Restricted Period.

(a) As a reward for past service and in consideration of and as an incentive to the Participant's performance of future services on behalf of the Company, and for no additional consideration, the Company hereby grants to the Participant, as of the Grant Date, the right to receive at the end of the Restricted Period (hereinafter defined) that certain number of shares of the Company's common stock, par value $1.00 per share (the "Performance Shares"), determined in accordance with Section 2 below, subject to the further terms and conditions set forth herein and in the Plan. The right to receive Performance Shares is subject to forfeiture as provided herein and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of by the Participant, other than by will or by the laws of descent and distribution of the state in which the Participant resides on the date of his death. The "Performance Period" means the two fiscal years of the Company commencing November 1, 2012. The "Restricted Period" means the three fiscal years of the Company commencing November 1, 2012.

(b) Except as otherwise provided in this Agreement or the Plan, the right to receive Performance Shares shall vest and no longer be subject to forfeiture or any transfer restrictions hereunder at the end of the Restricted Period, so long as the Participant has remained continuously employed by the Company from the Grant Date through such date.

(c) In the event of (i) the Participant's termination of employment with the Company by reason of death or Disability, (ii) his termination of employment with the Company after his attainment of eligibility for retirement (as determined by the Board from time to time), or (iii) a Change of Control prior to the end of the Restricted Period, the Participant shall be entitled to receive, at the end of the Restricted Period, a pro rata portion of the number of Performance Shares to which he otherwise would have been entitled, determined in accordance with the ratio that the number of months the Participant was employed with the Company during the Performance Period bears to the total number of months in the Performance Period. If the Participant's employment with the Company is terminated for any other reason, voluntarily or involuntarily, prior to the expiration of the Restricted Period, then the right to receive Performance Shares at the end of the Restricted Period shall immediately be forfeited.

(d) If the Board determines in good faith that the Participant has engaged in any Detrimental Activity during the period that the Participant is employed by the Company or during the two-year period following the Participant's voluntary termination of employment or his termination by the Company for Cause, then as of the date of the Board determination the Participant's right to receive Performance Shares shall be forfeited or, if the Performance Shares have already been issued, the Participant shall repay to the Company the fair market value of the Performance Shares as of their issue date.

2. Issuance of Performance Shares.

(a) The Participant's Performance Share Award is a function of his "Target ROE Award" and his "Target ROS Award," calculated as set forth below. The Participant's Target ROE Award is Shares. The Participant's Target ROS Award is Shares.

(b) At the end of the Performance Period, the Board (or its permitted delegate) will calculate the Company's Return on Equity for each of its fiscal years during the Performance Period and divide the sum by that number of years (the "Average ROE"). "Return on Equity" means (i) the Company's net after-tax income for the fiscal year in question, divided by (ii) the average of the shareholders' equity as of the end of the preceding fiscal year and the shareholders' equity as of the end of the fiscal year in question, in each case as shown in the Company's audited financial statements (provided that if there is any change in accounting standards used by the Company after the Grant Date, Return on Equity will be calculated without regard to such change). The Participant's "Threshold ROE" is 9.6 percent; his "Target ROE" is 11.0 percent; and his "Maximum ROE" is 21.9 percent. If, at the end of the Performance Period, the Company's Average ROE is equal to the Threshold ROE, the Participant will be entitled to receive 50 percent of the Target ROE Award; if the Company's Average ROE is equal to the Target ROE, the Participant will be entitled to receive 100 percent of the Target ROE Award; and if the Company's Average ROE is equal to or greater than the Maximum ROE, the Participant will be entitled to receive 200 percent of the Target ROE Award. If the Company's Average ROE is otherwise between the Threshold ROE and the Maximum ROE, the number of Performance Shares that the Participant is entitled to receive will be calculated using a straight-line interpolation. If the Company's Average ROE is less than the Threshold ROE, the Participant will not be entitled to receive any Shares as part of his Target ROE Award. In no event will the Participant be entitled to receive pursuant to this Agreement more than 200 percent of the Target ROE Award.

(c) Likewise, at the end of the Performance Period, the Board (or its permitted delegate) will calculate the Company's Return on Sales for each of its fiscal years during the Performance Period and divide the sum by that number of years (the "Average ROS"). "Return on Sales" means the Company's net after-tax income for the fiscal year in question divided by its net sales for such fiscal year, in each case as shown in the Company's audited financial statements (provided that if there is any change in accounting standards used by the Company after the Grant Date, Return on Sales will be calculated without regard to such change). The Participant's "Threshold ROS" is 2.8 percent; his "Target ROS" is 3.5 percent; and his "Maximum ROS" is 4.9 percent. If, at the end of the Performance Period, the Company's Average ROS is equal to the Threshold ROS, the Participant will be entitled to receive 50 percent of the Target ROS Award; if the Company's Average ROS is equal to the Target ROS, the Participant will be entitled to receive 100 percent of the Target ROS Award; and if the Company's Average ROS is equal to or greater than the Maximum ROS, the Participant will be entitled to receive 200 percent of the Target ROS Award. If the Company's Average ROS is otherwise between the Threshold ROS and the Maximum ROS, the number of Performance Shares that the Participant is entitled to receive will be calculated using a straight-line interpolation. If the Company's Average ROS is less than the Threshold ROS, the Participant will not be entitled to receive any Shares as part of his Target ROS Award. In no event will the Participant be entitled to receive pursuant to this Agreement more than 200 percent of the Target ROS Award.

(d) Within 30 days of the end of the Restricted Period, certificates representing the Performance Shares that the Participant is entitled to receive shall be registered in the Participant's name and be delivered to the Participant (or an appropriate book entry shall be made), subject to Section 6 pertaining to the withholding of taxes and Section 14 pertaining to the Securities Act of 1933, as amended (the "Securities Act"); provided, however, that the Board may cause such legend or legends to be placed on any such certificates as it may deem advisable under Applicable Law. Fractional shares will be issued where necessary. Upon issuance, Performance Shares will be fully vested and transferable, except to the extent that their transfer is restricted by Applicable Law.

(e) If this Performance Share Award is intended to satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), then prior to the issuance of the Performance Shares, the Compensation Committee of the Board shall certify in writing that the performance goals and any other material terms of the Award were in fact satisfied.

3. No Rights as a Stockholder.

Except as otherwise provided in this Agreement or the Plan, until the issuance of Performance Shares to him, the Participant shall have, with respect to the Performance Shares, none of the rights of a stockholder of the Company, including the right to vote the Performance Shares and the right to receive any dividends or other distributions with respect thereto.

4. Adjustments.

If any change in corporate capitalization, such as a stock split, reverse stock split, stock dividend, or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off of the Company or sale or other disposition by the Company of all or a portion of its assets, any other change in the Company's corporate structure, or any distribution to stockholders (other than a cash dividend) results in the outstanding Shares, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of the Company, or for shares of stock or other securities of any other corporation, or new, different or additional shares or other securities of the Company or of any other corporation being received by the holders of outstanding Shares, then the number of Performance Shares to which the Participant is entitled pursuant to this Agreement shall be adjusted in the same manner as other outstanding Shares of the Company.

5. Validity of Share Issuance.

The Performance Shares have been duly authorized by all necessary corporate action of the Company and when issued will be validly issued, fully paid and non-assessable.

6. Taxes and Withholding.

As soon as practicable on or after the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to this Award of Performance Shares, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, or the Company may deduct or withhold from any cash or property payable to the Participant, an amount equal to all federal, state, local and foreign taxes that are required by Applicable Law to be withheld with respect to such includible amount. Notwithstanding anything to the contrary contained herein, the Participant may, if the Company consents, discharge this withholding obligation by directing the Company to withhold Performance Shares having a Fair Market Value on the date that the withholding obligation is incurred equal to the amount of tax required to be withheld in connection therewith, as determined by the Board.

7. Notices.

Any notice to the Company provided for in this Agreement shall be in writing and shall be addressed to it in care of its Secretary at its principal executive offices, and any notice to the Participant shall be addressed to the Participant at the current address shown on the payroll records of the Company. Any notice shall be deemed to be duly given if and when properly addressed and posted by registered or certified mail, postage prepaid.

8. Legal Construction.

Severability. If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or this Agreement under any law with respect to which the Plan or this Agreement is intended to qualify, or would cause compensation deferred under the Plan to be includible in a Plan participant's gross income pursuant to Section 409A(a)(1) of the Code, as determined by the Board, such provision shall be construed or deemed amended to conform to Applicable Law or, if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Agreement, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

Gender and Number. Where the context admits, words in any gender shall include the other gender, words in the singular shall include the plural and words in the plural shall include the singular.

Governing Law. To the extent not preempted by federal law, this Agreement shall be construed in accordance with and governed by the laws of the State of Mississippi.

9. Incorporation of Plan.

This Agreement and the Performance Share Award made pursuant hereto are subject to, and this Agreement hereby incorporates and makes a part hereof, all terms and conditions of the Plan that are applicable to Agreements and Awards generally and to Performance Share Awards in particular. The Board has the right to interpret, construe and administer the Plan, this Agreement and the Performance Share Award made pursuant hereto. All acts, determinations and decisions of the Board (including its Compensation Committee) made or taken pursuant to grants of authority under the Plan or with respect to any questions arising in connection with the administration and interpretation of the Plan, including the severability of any and all of the provisions thereof and the calculation of the Average ROE, Average ROS and the number of Performance Shares that the Participant is entitled to receive pursuant to this Agreement, shall be in the Board's sole discretion and shall be conclusive, final and binding upon all parties, including the Company, its stockholders, Participants, Eligible Participants and their estates, beneficiaries and successors. The Participant acknowledges that he has received a copy of the Plan.

10. No Implied Rights.

Neither this Agreement nor the issuance of any Performance Shares shall confer on the Participant any right with respect to continuance of employment or other service with the Company. Except as may otherwise be limited by a written agreement between the Company and the Participant, and acknowledged by the Participant, the right of the Company to terminate at will the Participant's employment with it at any time (whether by dismissal, discharge, retirement or otherwise) is specifically reserved by the Company.

11. Integration.

This Agreement and the other documents referred to herein, including the Plan, or delivered pursuant hereto, contain the entire understanding of the parties with respect to their subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein and restrictions imposed by the Securities Act and applicable state securities laws. This Agreement, including the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

12. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together constitute one and the same instrument.

13. Amendments.

The Board may, at any time, without consent of or receiving further consideration from the Participant, amend this Agreement and the Performance Share Award made pursuant hereto in response to, or to comply with changes in, Applicable law. To the extent not inconsistent with the terms of the Plan, the Board may, at any time, amend this Agreement in a manner that is not unfavorable to the Participant without the consent of the Participant. The Board may amend this Agreement and the Performance Share Award made pursuant hereto otherwise with the written consent of the Participant.

14. Securities Act.

(a) The issuance and delivery of the Performance Share Award to the Participant have been registered under the Securities Act by a Registration Statement on Form S-8 that has been filed with the Securities and Exchange Commission ("SEC") and has become effective. The Participant acknowledges receipt from the Company of its Prospectus dated February 17, 2011, relating to the Performance Share Award.

(b) If the Participant is an "affiliate" of the Company, which generally means a director, executive officer or holder of 10% or more of its outstanding shares, at the time certificates representing Performance Shares are delivered to the Participant, such certificates shall bear the following legend, or other similar legend then being generally used by the Company for certificates held by its affiliates:

> "THESE SHARES MUST NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH, IN THE OPINION OF COUNSEL FOR THE ISSUER, IS EXEMPT FROM REGISTRATION THROUGH COMPLIANCE WITH RULE 144 OR WITH ANOTHER EXEMPTION FROM REGISTRATION."

The Company shall remove such legend upon request by the Participant if, at the time of such request, the shares are eligible for sale under SEC Rule 144(b)(1), or any provision that has replaced it, in the opinion of the Company's counsel.

15. <u>Arbitration.</u>

Any controversy or claim arising out of or relating to this Performance Share Agreement shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the Participant has executed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above, and the Company has caused this Agreement to be executed in its name and on its behalf, all as of the day and year first written above.

SANDERSON FARMS, INC.

By: ______________________________

Name: Mike Cockrell
Title: CFO and Treasurer

PARTICIPANT

____

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-67474 and Form S-8 No. 333-92412) pertaining to the Sanderson Farms, Inc. and Affiliates Stock Option Plan, the Registration Statements (Form S-8 No. 333-123099 and Form S-8 No. 333-172315) pertaining to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan and the Registration Statement (Form S-3 No. 333-177162) of our reports dated December 18, 2012 with respect to the consolidated financial statements and schedule of Sanderson Farms, Inc., and the effectiveness of internal control over financial reporting of Sanderson Farms, Inc., included in the Annual Report (Form 10-K) for the year ended October 31, 2012.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 18, 2012

EXHIBIT 31.1

CERTIFICATION

I, Joe F. Sanderson, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Sanderson Farms, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 18, 2012

/s/ Joe F. Sanderson, Jr.
Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, D. Michael Cockrell, certify that:

1. I have reviewed this annual report on Form 10-K of Sanderson Farms, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 18, 2012

/s/ D. Michael Cockrell
Treasurer and Chief
Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

In connection with the Annual Report of Sanderson Farms, Inc. (the "Company") on Form 10-K for the year ended October 31, 2012 (the "Report"), I, Joe F. Sanderson, Chairman and Chief Executive Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joe F. Sanderson, Jr.
Joe F. Sanderson, Jr.
Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

December 18, 2012

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. 1350

In connection with the Annual Report of Sanderson Farms, Inc. (the "Company") on Form 10-K for the year ended October 31, 2012 (the "Report"), I, D. Michael Cockrell, Treasurer and Chief Financial Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ D. Michael Cockrell
D. Michael Cockrell
Treasurer and Chief Financial Officer

December 18, 2012

Performance Graph

The following graph presents a comparison of the five-year cumulative total stockholder return among the Company, the NASDAQ Composite Index, and a group of peer companies. The peer group consists of the following companies: Cagles, Inc., Pilgrim's Pride, Inc. and Tyson Foods, Inc. (the "Peer Group Index"). The Company selected the Peer Group Index because the return reflected in the Peer Group Index presents stockholders with a comparison of total stockholder return with other publicly held companies in our industry.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sanderson Farms, Inc., the NASDAQ Composite Index, and a Peer Group


$160
$140
$120
$100
$80
$60
$40
$20
$0
10/07
10/08
10/09
10/10
10/11
10/12
Sanderson Farms, Inc.
NASDAQ Composite
Peer Group

*$100 invested on 10/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

	10/07	10/08	10/09	10/10	10/11	10/12
Sanderson Farms, Inc.	**100.00**	**91.01**	**108.27**	**125.84**	**150.60**	**139.92**
NASDAQ Composite	**100.00**	**56.36**	**70.00**	**87.83**	**92.46**	**102.39**
Peer Group	**100.00**	**55.67**	**81.03**	**101.73**	**117.59**	**107.06**

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DIRECTORS AND OFFICERS

EXECUTIVE OFFICERS

Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer

Lampkin Butts
President and Chief Operating Officer

Mike Cockrell
Treasurer and Chief Financial Officer

Tim Rigney
Secretary and Chief Accounting Officer

CORPORATE INFORMATION

Corporate Offices
Sanderson Farms, Inc.
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
(601) 649-4030
www.sandersonfarms.com

Transfer Agent
Computershare Investor Services
PO Box 43006
Providence, Rhode Island 02940-3006
800-568-3476

Independent Registered Public Accounting Firm
Ernst & Young LLP
Suite 3900
701 Poydras Street
New Orleans, Louisiana 70139
(504) 581-4200

Form 10-K
The Annual Report on Form 10-K, including the financial statements and schedules thereto, for the year ended October 31, 2012, as well as other information about Sanderson Farms, may be obtained without charge by writing to Mr. Mike Cockrell, Treasurer and Chief Financial Officer, at the Company's corporate offices, or by visiting the Company's web site at www.sandersonfarms.com.


Sanderson
Farms

Sanderson Farms, Inc.
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
(601) 649-4030
www.sandersonfarms.com